Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF January 23, 2020

BY AND BETWEEN

CAPSTAR FINANCIAL HOLDINGS, INC.

AND

FCB CORPORATION

Table of Contents

ARTICLE I DEFINITIONS		2

ARTICLE II THE MERGER		9
2.1	The Merger	9
2.2	Closing	9
2.3	Effective Time	9
2.4	Effects of the Merger	9
2.5	Effect on Outstanding Shares of Company Common Stock	10
2.6	Purchase Price Adjustment	11
2.7	Dissenter’s Rights	15
2.8	Exchange Procedures	15
2.9	Effect on Outstanding Shares of Purchaser Common Stock	18
2.10	Directors of Surviving Corporation After Effective Time	18
2.11	Articles of Incorporation and Bylaws	18
2.12	Bank Mergers	18
2.13	Alternative Structure	18
2.14	Absence of Control	19
2.15	Additional Actions	19
2.16	Withholding	19

ARTICLE III REPRESENTATIONS AND WARRANTIES		19
3.1	Disclosure Letters; Standard	19
3.2	Representations and Warranties of the Company	20
3.3	Representations and Warranties of Purchaser	40

ARTICLE IV CONDUCT PENDING THE MERGER		49
4.1	Forbearances by the Company	49
4.2	Forbearances by Purchaser	54

ARTICLE V COVENANTS		55
5.1	Acquisition Proposals	55
5.2	Advice of Changes	56
5.3	Access and Information	56
5.4	Applications; Consents	58
5.5	Anti-Takeover Provisions	59
5.6	Additional Agreements	59
5.7	Publicity	59
5.8	Company Shareholder Meeting	60
5.9	Registration of Purchaser Common Stock	61
5.10	Notification of Certain Matters	62
5.11	Employee Benefit Matters	62
5.12	Indemnification	65
5.13	Shareholder Litigation	66
5.14	Director Appointment	66
5.15	Appraisal of Fixed Assets	67

i

ARTICLE VI CONDITIONS TO CONSUMMATION		67
6.1	Conditions to Each Party’s Obligations	67
6.2	Conditions to the Obligations of Purchaser	68
6.3	Conditions to the Obligations of the Company	69

ARTICLE VII TERMINATION		69
7.1	Termination	69
7.2	Termination Fee	71
7.3	Effect of Termination	72

ARTICLE VIII CERTAIN OTHER MATTERS		72
8.1	Interpretation	72
8.2	Survival	73
8.3	Waiver; Amendment	73
8.4	Counterparts	73
8.5	Governing Law	73
8.6	Expenses	73
8.7	Notices	73
8.8	Entire Agreement; etc.	74
8.9	Successors and Assigns; Assignment	74
8.10	Severability	75
8.11	Specific Performance	75
8.12	Waiver of Jury Trial	75
8.13	Delivery by Facsimile or Electronic Transmission	75

Exhibit A-1	Form of Company Director Voting Agreement
Exhibit A-2	Form of Company Shareholder Voting Agreement
Exhibit B	Plan of Bank Merger

Schedule I	Sample Calculation of the Purchase Price Adjustment
Schedule II	Schedule of Book Values

ii

Agreement and Plan of Merger

This is an Agreement and Plan of Merger (this “Agreement”), dated as of January 23, 2020, by and between CapStar Financial Holdings, Inc., a Tennessee corporation (“Purchaser”), and FCB Corporation, a Tennessee corporation (the “Company”).

Recitals

WHEREAS, the Board of Directors of each of Purchaser and the Company has determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the respective best interests of Purchaser and the Company and in the best interests of their respective shareholders;

WHEREAS, the parties hereto intend that the Merger (as defined herein) shall qualify as a “reorganization” within the meaning of Section 368(a) of the IRC (as defined herein) for federal income tax purposes and that this Agreement be and is hereby adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the IRC;

WHEREAS, Purchaser and the Company each desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions;

WHEREAS, the Company holds 100% of the issued and outstanding shares of The First National Bank of Manchester, a national banking association (“FNBM”), and 15,168 common shares of The Bank of Waynesboro, a Tennessee chartered bank (“BOW”, and together with FNBM, the “Company Banks”), which interest represents 50.56% of the issued and outstanding common shares of BOW;

WHEREAS, Purchaser, BOW and Capstar Bank, a Tennessee chartered bank and a wholly owned subsidiary of the Purchaser (“Purchaser Bank”), have entered into a Plan of Bank Merger (the “BOW Merger Agreement”), dated as of the date hereof and executed and delivered simultaneously herewith, pursuant to which BOW will merge, immediately following the Merger and subject to the terms and conditions set forth in the BOW Merger Agreement (which such conditions include the consummation of the Merger), with and into Purchaser Bank, with Purchaser Bank continuing as the entity surviving the merger (the “BOW Merger”); and

WHEREAS, as a condition and inducement to Purchaser’s willingness to enter into this Agreement, each member of the Board of Directors of the Company and a certain other shareholder of the Company have entered into an agreement dated as of the date hereof in the form of Exhibit A-1 and Exhibit A-2, respectively, pursuant to which he or she will, upon and subject to the terms and conditions therein stated, vote his or her shares of Company Common Stock in favor of this Agreement and the transactions contemplated hereby (collectively, the “Company Voting Agreements”).

NOW, THEREFORE, in consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I

DEFINITIONS

The following terms are defined in this Agreement in the Section indicated:

Defined Term	Location of Definition
Adjustment Amount	Section 2.6(a)(i)
Aggregate Stock Consideration	Section 2.5(c)
Articles of Merger	Section 2.3
Asset Sale Adjustment	Section 2.6(a)(ii)
Bank Merger Certificates	Section 2.12(b)
Bank Mergers	Section 2.12(a)
BOW	Recitals
BOW Fixed Asset	Section 5.15(b)
BOW Fixed Asset Value	Section 5.15(b)
BOW Merger	Recitals
BOW Merger Agreement	Recitals
BOW Transaction Expenses	Section 2.6(a)(iii)
Burdensome Condition	Section 5.6
Cash Consideration	Section 2.5(a)
Change of Recommendation	Section 5.8(b)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Banks	Recitals
Company Benefit Plans	Section 3.2(r)(i)
Company Contract	Section 3.2(o)(ii)
Company ERISA Affiliate	Section 3.2(r)(i)
Company Financial Advisor	Section 3.2(t)
Company Financial Statements	Section 3.2(t)
Company Insurance Policies	Section 3.2(t)
Company Intellectual Property	Section 3.2(p)(i)
Company IT Systems	Section 3.2(p)(ii)
Company Qualified Plans	Section 3.2(r)(iv)
Company Shareholder Meeting	Section 5.8(a)
Company Transaction Expenses	Section 2.6(a)(iv)
Company Transaction Expenses Adjustment	Section 2.6(a)(v)
Company Voting Agreements	Recitals
Confidentiality Agreement	Section 5.3(c)
Continuing Employee	Section 5.11(a)
Designated Director	Section 5.14
Determination Date	Section 7.1(g)
Determination Date Index Price	Section 7.1(g)
Determination Day Average Closing Price	Section 7.1(g)
Disclosure Letter	Section 3.1(a)
Dispute Notice	Section 2.6(c)

Defined Term	Location of Definition
Dissenting Shareholder	Section 2.7
Dissenting Shares	Section 2.7
DOL	Section 3.2(r)(ii)
Effective Time	Section 2.3
Election Period	Section 7.1(g)
Enforceability Exceptions	Section 3.2(d)
Estimated Closing Statement	Section 2.6(a)
Exchange Agent	Section 2.8(a)
Fill Notice	Section 7.1(g)
Final Purchase Price Adjustment	Section 2.6(e)
Fixed Asset Adjustment	Section 2.6(a)(vi)
Fixed Asset Write Up	Section 2.6(a)(vii)
FNBM	Recitals
FNBM Bank Merger	Section 2.12(a)
FNBM Financial Statements	Section 3.2(t)
FNBM Fixed Asset	Section 5.15(a)
FNBM Fixed Asset Value	Section 5.15(a)
Fundamental Representations	Section 3.1(a)
Indemnified Party	Section 5.12(a)
Independent Accountant	Section 2.6(d)
Index Ratio	Section 7.1(g)
Initial Index Price	Section 7.1(g)
Letter of Transmittal	Section 2.8(a)
Liabilities	Section 3.2(i)
Maximum Share Number	Section 2.5(c)
Measurement Date	Section 2.6(a)
Merger	Section 2.1
Merger Consideration	Section 2.5(a)
Minimum Merger Consideration	Section 7.1(g)
Mortgage Boutique	Section 2.6(a)(vii)
Mortgage Boutique Net Proceeds	Section 2.6(a)(viii)
Multiemployer Plan	Section 3.2(r)(vi)
Multiple Employer Plan	Section 3.2(r)(vi)
Outside Date	Section 7.1(d)
Parent Ratio	Section 7.1(g)
PBGC	Section 3.2(r)(ii)
Per Share Merger Consideration	Section 2.8(b)
Plateau	Section 2.6(a)(ix)
Plateau Net Proceeds	Section 2.6(a)(ix)
Premium Cap	Section 5.12(c)
Proxy Statement-Prospectus	Section 5.9(a)
Purchase Price Adjustment	Section 2.6(a)(x)
Purchaser	Preamble
Purchaser Bank	Recitals
Purchaser IT Systems	Section 3.3(h)

Defined Term	Location of Definition
Purchaser Preferred Stock	Section 3.2(c)
Purchaser Reports	Section 3.3(h)
Representatives	Section 5.1(a)
Requisite Company Vote	Section 7.1(b)
Resolution Period	Section 2.6(d)
Review Period	Section 2.6(b)
Shareholder Litigation	Section 5.13
Stock Consideration	Section 2.5(a)
Stock Consideration Reduction Number	Section 2.5(c)
Surviving Corporation	Section 2.1
Termination Fee	Section 7.2
Termination Notice	Section 7.1(g)
Truxton Net Proceeds	Section 2.6(a)(xi)

For purposes of this Agreement:

“Acquisition Proposal” means any indication of interest, proposal or offer, whether or not in writing, with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the Company’s consolidated assets in a single transaction or series of transactions or 20% or more of any class of equity or voting securities of the Company or its Subsidiaries; (iii) any tender offer or exchange offer for 20% or more of the outstanding voting or equity securities of the Company or any of its Subsidiaries or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement, notice or regulatory filing of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such Person.

“Agreement” means this Agreement and the exhibits and schedules hereto, each as amended, modified or restated from time to time in accordance with its terms.

“Average Closing Price” means the volume-weighted average closing price of Purchaser Common Stock as reported on the NASDAQ for the ten (10) consecutive full trading days ending on and including the trading day prior to the Closing Date.

“BOW Common Stock” means the common stock, $10.00 par value per share, of BOW.

“BOW Minority Ownership” means 14,832 shares of BOW Common Stock owned by Persons other than the Company.

“BOW Subsidiary” means Waynesboro Holdings, Inc., a Tennessee corporation and wholly owned subsidiary of BOW.

“BOW Voting Agreements” means those agreements, dated as of the date hereof in the form of Exhibit A to the BOW Merger Agreement, entered into by certain members of the BOW Board of Directors, pursuant to which he or she will, upon and subject to the terms and conditions therein stated, vote his or her shares of BOW Common Stock in favor of the BOW Agreement and the transactions contemplated thereby.

“Business Day” means any day other than a Saturday, Sunday or federal holiday.

“Certificate” means certificates or book entry shares evidencing shares of Company Common Stock held by the holders of Company Common Stock.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations promulgated thereunder.

“Company 401(k) Plan” means, collectively, any defined contribution retirement plans maintained by the Company or any of its Subsidiaries that is qualified under Section 401(a) of the IRC.

“Company Common Stock” means the common stock, $10.00 par value per share, of the Company.

“CRA” means the Community Reinvestment Act, as amended.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, code, order or regulation relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, and the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

“Excluded Shares” means Dissenting Shares and shares of Company Common Stock owned or held (including as authorized and unissued shares), other than in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted, by Purchaser, by the Company or by a Subsidiary of either Purchaser or the Company.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“FHLB” means the Federal Home Loan Bank.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any domestic or foreign governmental or regulatory authority, agency, court, commission, or other administrative entity or SRO.

“Hazardous Material” means any substance (whether solid, liquid or gas) that is detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“IRC” means the Internal Revenue Code of 1986, as amended.

“IRS” means the Internal Revenue Service.

“Knowledge” means, with respect to Purchaser, the actual knowledge of those senior officers set forth in Purchaser’s Disclosure Letter and, with respect to the Company, the actual knowledge of those senior officers set forth in the Company’s Disclosure Letter.

“Lien” means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

“Loan” means a loan, lease, advance, credit enhancement, guarantee, participation interest in a loan, or other extension of credit.

“Loan Property” means any property in which the applicable party (or a Subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” means an effect, circumstance, occurrence or change that, individually or in the aggregate, (A) has had or would reasonably be expected to have, a material adverse effect to the business, financial condition or results of operations of the Company or Purchaser, as the context may dictate, and its Subsidiaries, taken as a whole, or (B) prevents or materially impairs the ability of either the Company or Purchaser, as the context may dictate, to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement; provided, however, that, in the case of clause (A) only, any such effect, circumstance, occurrence or change resulting from any (i) changes, after the date hereof, in laws, rules or regulations or GAAP or regulatory accounting requirements or interpretations thereof that apply to financial and/or depository institutions and/or their holding companies generally, (ii) changes, after the date hereof, in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of Purchaser or the Company required under this Agreement, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement or with the prior written consent of the other party, (iv) worsening of national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, (v) natural disaster or other force majeure event, (vi) any failure, in and of itself, to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (except to the extent that, with respect to this clause (vi), the facts or circumstances giving rise or contributing to failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Material Adverse Effect pursuant to any other clause of this definition), (vii) the public announcement or pendency of the transactions contemplated by this Agreement or any pending, potential, or threatened Shareholder Litigation, and (viii) the impact of this Agreement and the transactions contemplated hereby on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement) shall not be considered in determining if a Material Adverse Effect has occurred, except, with respect to clauses (i), (ii), (iv) and (v), to the extent that the effects of such effect, circumstance, occurrence or change are materially disproportionately adverse to the business, financial condition or results of operations of such party and its Subsidiaries, taken as a whole, as compared to comparable U.S. banking organizations.

“NASDAQ” means the NASDAQ Global Select Market.

“Non-BOW Subsidiaries” means all Subsidiaries of the Company except BOW and BOW’s Subsidiaries.

“OCC” means the Office of the Comptroller of the Currency.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management thereof (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Permitted Liens” means (i) liens for Taxes not yet delinquent or the amount of which or the liability therefor (or both) is being contested in good faith by appropriate proceedings and with respect to which adequate reserves for the payment of such Taxes have been established in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairers’, and similar inchoate liens arising or incurred in the ordinary course of business for amounts which are not delinquent or are being contested in good faith by appropriate proceedings and with respect to which adequate reserves for the payment thereof have been established in accordance with GAAP; (c) zoning, entitlement, building, and other land use regulations imposed by Governmental Entities having jurisdiction over the subject Person’s owned or leased real property, which are not violated by the current use and operation of such real property; (d) covenants, conditions, restrictions, easements, and other similar non-monetary matters of record affecting title to the subject

Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purpose(s) for which it is currently used in connection with such Person’s business; (e) any right of way or easement related to public roads and highways, which does not materially impair the occupancy or use of such real property for the purpose(s) for which it is currently used in connection with the subject Person’s business; and (f) inchoate liens arising or incurred in the ordinary course of business under workers’ compensation, unemployment insurance, social security, retirement, and similar legislation for amounts that are not delinquent.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Purchaser Common Stock” means the common stock, $1.00 par value per share, of Purchaser.

“Registration Statement” means a registration statement on Form S-4 (and any amendments or supplements thereto) with respect to the issuance of Purchaser Common Stock in the Merger.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

“Significant Subsidiary” means as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act, substituting as applicable, the Company or Purchaser as the “registrant.”

“SRO” means (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market.

“Subsidiary” means a corporation, partnership, joint venture or other entity in which the Company, Purchaser or BOW, as applicable, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” means an unsolicited bona fide written offer or proposal made by a third party with respect to an Acquisition Proposal that: (i) the Company’s Board of Directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the shareholders of the Company than the transactions contemplated hereby (taking into account all factors relating to such proposed transaction deemed relevant by the Company’s Board of Directors, including without limitation, the amount and form of consideration, the timing of payment, the risk of consummation of the transaction, the financing thereof and all other conditions thereto (including any adjustments to the terms and conditions of this Agreement proposed by Purchaser in response to such Acquisition Proposal)); (ii) is for (x) more than 50% of the outstanding shares of Company Common Stock or more than 50% of the consolidated assets of the Company and (y) the BOW Minority Interest; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal.

“Taxes” means all federal, state, local, and foreign income, excise, franchise, gross receipts, ad valorem, profits, real and personal property, capital, sales, transfer, use, license, and gains, payroll, wage and employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.

“TBCA” means the Tennessee Business Corporation Act, as amended.

“Tennessee Secretary” means the Secretary of State of the State of Tennessee.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, the Company will merge with and into Purchaser (the “Merger”) at the Effective Time. At the Effective Time, the separate corporate existence of the Company shall cease. Purchaser shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger and shall continue to be governed by the TBCA, and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2 Closing. The closing of the Merger (the “Closing”) will take place by the electronic (PDF), facsimile or overnight courier exchange of executed documents or at a location and time as agreed to by the parties hereto on the date designated by Purchaser, which date shall be within fifteen (15) calendar days following satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), or such later date as the parties may otherwise agree (the “Closing Date”).

2.3 Effective Time. In connection with the Closing, Purchaser and the Company shall duly execute and deliver to the Tennessee Secretary articles of merger, to the extent required by the relevant provision of the TBCA (the “Articles of Merger”). The Merger shall become effective when the Articles of Merger are duly filed or at such later date or time as Purchaser and the Company agree and specify in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

2.4 Effects of the Merger. The Merger will have the effects set forth in this Agreement and the TBCA. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, Purchaser shall possess all of the properties, rights, privileges, powers and franchises of the Company and be subject to all of the debts, liabilities and obligations of the Company.

2.5 Effect on Outstanding Shares of Company Common Stock.

(a) By virtue of the Merger, automatically and without any action on the part of the holder thereof, the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, shall collectively be converted into the right to receive, in the aggregate for all shares of Company Common Stock, the sum of (i) 2,969,418 shares of Purchaser Common Stock (the “Stock Consideration”), and (ii) an amount in cash without interest equal to $21,570,701 (the “Cash Consideration”), subject to the adjustments in Section 2.5(c), Section 2.5(d) and Section 2.6, and subject to adjustment in accordance with Section 7.1(h) (if elected by Purchaser) (the Stock Consideration and the Cash Consideration collectively, as adjusted, the “Merger Consideration”).

(b) Notwithstanding any other provision of this Agreement, no fraction of a share of Purchaser Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, Purchaser shall pay to each holder of Company Common Stock who would otherwise be entitled to a fraction of a share of Purchaser Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the Average Closing Price.

(c) Notwithstanding any other provision of this Agreement other than this Section 2.5(c), if the aggregate number of shares of Purchaser Common Stock to be issued pursuant to this Agreement and the BOW Merger Agreement (the “Aggregate Stock Consideration”) would exceed 19.9% of the number of issued and outstanding shares of Purchaser Common Stock immediately prior to the Effective Time (the “Maximum Share Number”), (i) the Stock Consideration shall be reduced (the amount of such reduction, the “Stock Consideration Reduction Number”) by the minimum extent necessary (taking into account the reduction of the number of shares of Purchaser Common Stock to be issued in the BOW Merger pursuant to Section 2.5(c) of the BOW Merger Agreement) such that the Aggregate Stock Consideration does not exceed the Maximum Share Number and (ii) the Cash Consideration for all purposes under this Agreement will be increased by an amount in cash equal to the Stock Consideration Reduction Number multiplied by the Average Closing Price; provided that, notwithstanding the foregoing, in no event shall the Stock Consideration be reduced and the Cash Consideration be increased by such amount as would result in the Merger failing to qualify as a “reorganization” under the provisions of Section 368(a) of the IRC.

(d) If, between the date of this Agreement and the Effective Time, the outstanding shares of Purchaser Common Stock or Company Common Stock shall have been increased, decreased, or changed into or exchanged for a different number of shares or into a different kind of shares or securities by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or other similar change in capitalization, or there shall be any extraordinary dividend or distribution (any quarterly cash dividend declared by Purchaser and consistent in amount with past practice shall not be considered an extraordinary dividend or distribution) paid, the Stock Consideration shall be adjusted, subject to Section 2.5(c), appropriately and proportionately to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement before such event; provided, that nothing in this sentence shall be construed to permit Purchaser or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(e) As of the Effective Time, except for Dissenting Shares (defined below), each Excluded Share shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of Purchaser Common Stock that are held by the Company, if any, other than shares held in a fiduciary or agency capacity or in satisfaction of a debt previously contracted, shall be canceled and shall constitute authorized but unissued shares.

2.6 Purchase Price Adjustment.

(a) Not less than twenty (20) Business Days prior to the anticipated Closing Date (the “Measurement Date”), the Company shall provide Purchaser with a good faith estimate (together with reasonable supporting documentation and calculations with respect thereto) of the Purchase Price Adjustment (the “Estimated Closing Statement”), which shall be accompanied by a notice that sets forth the Company’s determination of the Merger Consideration after giving effect to the Purchase Price Adjustment. For illustrative purposes only, Schedule I sets forth a sample calculation of the Purchase Price Adjustment. For purposes of this Section 2.6:

(i) “Adjustment Amount” shall mean an amount, on an after-tax basis, equal to the sum of the Asset Sale Adjustment, the Fixed Asset Adjustment and the Company Transaction Expenses Adjustment.

(ii) “Asset Sale Adjustment” shall mean an amount equal to the sum of: (a) the Plateau Net Proceeds, (b) the Truxton Net Proceeds and (c) the Mortgage Boutique Net Proceeds.

(iii) “BOW Transaction Expenses” shall mean the aggregate amount of all fees and expenses (whether or not yet invoiced and whether payable before, at, or following the Closing) that have been incurred prior to the Closing or will be incurred by Purchaser Bank (as the surviving entity in the BOW Merger) or Purchaser Bank’s Affiliates after the Closing by or on behalf of BOW (or any of its Subsidiaries) which BOW (or any of its Subsidiaries) prior to the Effective Time has agreed to pay or would otherwise be liable for (whether before, at, or following the Closing) (including, if applicable, fees and expenses of any equity holder of BOW (or any of its Subsidiaries) which BOW (or any of its Subsidiaries) has agreed to pay or is otherwise liable for (whether before, at, or following the Closing)), in each case (A) in connection with the consummation and implementation of the transactions contemplated by this Agreement or the BOW Merger Agreement or otherwise relating to the negotiation, preparation or execution of this Agreement, the BOW Merger Agreement or any other documents or agreements contemplated hereby and thereby and (B) that constitute (w) fees and expenses of third-party counsel, advisors, brokers, finders, consultants, investment bankers, accountants, and auditors and experts, including but not limited to Mercer Capital Management, Inc., (x) costs incurred or to be incurred in connection with the appraisal of certain fixed assets of BOW pursuant to the terms of the BOW Merger Agreement, (y) any transaction bonus, discretionary bonus, stay bonus, change in control payment, retention payment (whether payable before, at, or following the Closing), severance, payment of accrued and unused paid time off in accordance with Section 5.11(c) or other compensatory payment or benefit made to any current or former employee, officer, director, contractor or consultant of BOW as a result of the consummation or implementation of the transactions contemplated by this Agreement or the BOW Merger Agreement (together with the employer portion of any social security, payroll, unemployment or other similar Taxes payable in connection therewith), which, for the avoidance of doubt, shall include the items set forth on the Company’s Disclosure Letter, or (z) costs and expenses of core system termination and conversion and other technology costs borne or to be borne by BOW (which shall include, for any such costs and expenses to be incurred after the Closing, such costs and expenses the Purchaser Bank (or any of its Affiliates) would be liable for as the surviving entity in the BOW Merger) or any of its Subsidiaries. For the avoidance of doubt and to avoid double counting, no transaction expenses included in Company Transaction Expenses pursuant to clause (i) of the definition of Company Transaction Expenses will be included in the BOW Transaction Expenses.

(iv) “Company Transaction Expenses” shall mean, the sum of (i) the aggregate amount of all fees and expenses (whether or not yet invoiced and whether payable before, at, or following the Closing) that have been incurred prior to the Closing or will be incurred by Purchaser (as the surviving entity in the Merger) or Purchaser’s Affiliates after the Closing by or on behalf of the Company (or any of its Non-BOW Subsidiaries) which the Company (or any of its Non-BOW Subsidiaries) prior to the Effective Time has agreed to pay or would otherwise be liable for (whether before, at, or following the Closing) (including, if applicable, fees and expenses of any equity holder of the Company (or any of its Non-BOW Subsidiaries) which the Company (or any of its Non-BOW Subsidiaries) has agreed to pay or is otherwise liable for (whether before, at, or following the Closing)), in each case (A) in connection with the consummation and implementation of the transactions contemplated by this Agreement or otherwise relating to the negotiation, preparation or execution of this Agreement or any other documents or agreements contemplated by this Agreement, and (B) that constitute (w) fees and expenses of third-party counsel, advisors, brokers, finders, consultants, investment bankers, accountants, and auditors and experts, including but not limited to ProBank Austin and Butler Snow LLP, (x) costs incurred or to be incurred in connection with the appraisal of certain fixed assets of FNBM pursuant to Section 5.15 of this Agreement, (y) any transaction bonus, discretionary bonus, stay bonus, change in control payment, retention payment (whether payable before, at, or following the Closing), severance, payment of accrued and unused paid time off in accordance with Section 5.11(c) or other compensatory payment or benefit made to any current or former employee, officer, director, contractor or consultant of the Company as a result of the consummation or implementation of the transactions contemplated by this Agreement (together with the employer portion of any social security, payroll, unemployment or other similar Taxes payable in connection therewith), which, for the avoidance of doubt, shall include the items set forth on the Company’s Disclosure Letter, or (z) costs and expenses of core system termination and conversion and other technology costs borne or to be borne by the Company (which shall include, for any such costs and expenses to be incurred after the Closing, such costs and expenses Purchaser (or any of its Affiliates) would be liable for as the surviving entity in the Merger) or any of its Non-BOW Subsidiaries; and (ii) 50.56% of the BOW Transaction Expenses. For the avoidance of doubt and to avoid double counting, no transaction expenses included in BOW Transaction Expenses will be included in Company Transaction Expenses, except due to the application of clause (ii) of this definition.

(v) “Company Transaction Expenses Adjustment” shall mean an amount equal to $3,822,000 minus the Company Transaction Expenses.

(vi) “Fixed Asset Adjustment” shall mean an amount equal to the Fixed Asset Write-Up minus $1,879,000.

(vii) “Fixed Asset Write Up” shall mean the sum of (x) the FNBM Fixed Asset Value minus the book value of the FNBM Fixed Assets as set forth on Schedule II; and (y) (A) 50.56% multiplied by (B) an amount equal to the BOW Fixed Asset Value minus the book value of the BOW Fixed Assets as set forth on Schedule II.

(viii) “ Mortgage Boutique Net Proceeds” shall mean the sum of (i) the total consideration received by the Company from the consummation prior to the Measurement Date of the sale or other disposition of 100% of FNBM’s equity interests in A Mortgage Boutique, LLC, a Tennessee limited liability company (“Mortgage Boutique”), less the book value of such equity interests as set forth on Schedule II, and (ii) (x) 50.56% multiplied by (y) an amount equal to the total consideration received by BOW Subsidiary from the consummation prior to the Measurement Date of the sale or other disposition of 100% of BOW Subsidiary’s equity interests in Mortgage Boutique less the book value of such equity interests as set forth on Schedule II. For the avoidance of doubt, if the sale or other disposition contemplated in clause (i) or (ii) of the previous sentence is not consummated prior to the Measurement Date, the “total consideration received” for purposes of such clause will be deemed to be zero and the Mortgage Boutique Net Proceeds will be calculated on that basis.

(ix) “Plateau Net Proceeds” shall mean the sum of (i) the total consideration received by the Company from the consummation prior to the Measurement Date of the sale or other disposition of 100% of the Company’s equity interests in Plateau Group, Inc., a Tennessee corporation (“Plateau”), less the book value of such equity interests as set forth on Schedule II; and (ii) (x) 50.56% multiplied by (y) an amount equal to the total consideration received by BOW Subsidiary from the consummation prior to the Measurement Date of the sale or other disposition of 100% of BOW Subsidiary’s equity interests in Plateau less the book value of such equity interests as set forth on Schedule II.

(x) “Purchase Price Adjustment” shall mean: (i) if the Adjustment Amount is greater than or equal to zero, an amount equal to 50% of the Adjustment Amount, and (ii) if the Adjustment Amount is less than zero, an amount equal to the Adjustment Amount.

(xi) “Truxton Net Proceeds” shall mean the total consideration received by the Company from the consummation prior to the Measurement Date of the sale or other disposition of 100% of the Company’s equity interests in Truxton Corporation, a Tennessee corporation, less the book value of such equity interests as set forth on Schedule II, attached hereto.

(b) For a five (5) Business Day period (the “Review Period”) following the delivery to Purchaser of the Estimated Closing Statement, Purchaser and its advisors (including its accounting advisors) shall (i) have access to review the working papers of the Company and its accounting advisors relating to the Estimated Closing Statement (provided that Purchaser and its accounting advisors have executed all release letters reasonably requested by the Company’s accounting advisors in connection therewith) and (ii) have access to appropriate employees and representatives of the Company and its accounting advisors and any supporting documentation used to prepare the Estimated Closing Statement.

(c) At any time before the end of the Review Period, Purchaser may deliver a notice to the Company disagreeing with the amount of the Purchase Price Adjustment set forth on the Estimated Closing Statement (“Dispute Notice”); provided that such notice must (i) set forth Purchaser’s good-faith calculation (taking into account all adjustments, both positive and negative) of the Purchase Price Adjustment and (ii) specify in reasonable detail those particular items and/or amounts contained in the Estimated Closing Statement as to which Purchaser disagrees or as to which Purchaser believes need to be included to calculate the Purchase Price Adjustment. In the event that Purchaser does not provide a Dispute Notice setting forth the information described in clauses (i) through (ii) above prior to the end of the Review Period, the Purchase Price Adjustment set forth in the Estimated Closing Statement shall be the Final Purchase Price Adjustment (defined below).

(d) If a Purchaser’s Dispute Notice shall be timely delivered pursuant to the paragraph above, the Company and Purchaser shall, during the five (5) Business Days following the date of such delivery (the “Resolution Period”), negotiate in good faith to determine the Final Purchase Price Adjustment. If during such Resolution Period the parties are unable to reach agreement, the Company and Purchaser shall refer all unresolved disputed Purchase Price Adjustment items to an independent certified public accounting firm in the United States of national reputation mutually acceptable to the Company and Purchaser (the firm selected in accordance with this sentence, the “Independent Accountant”).

(e) Within ten (10) Business Days after the Independent Accountant’s engagement, the Independent Accountant shall make a final determination, binding on the parties to this Agreement, of the appropriate amount of each unresolved disputed Purchase Price Adjustment item that remains in dispute based solely on the information that the Company and Purchaser have timely submitted to the Independent Accountant. The Independent Accountant, within such ten (10) Business Day period, shall deliver to the Company and Purchaser a report setting forth its determination of adjustments, if any, to the Estimated Closing Statement and the calculations supporting such adjustments; provided that with respect to each disputed matter, such determination, if not in accordance with the position of either the Company or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by the Company in the Estimated Closing Statement or by Purchaser in the Dispute Notice with respect to such disputed matter. The Purchase Price Adjustment as finally determined either through agreement (or deemed agreement) of the parties pursuant to Section 2.6(c) or Section 2.6(d) or through the action of the Independent Accountant pursuant to this Section 2.6(e), shall be the “Final Purchase Price Adjustment”. Absent bad faith on the part of the Company in the preparation of the Estimated Closing Statement or Purchaser in the delivery of a Dispute Notice, the fees and expenses of the Independent Accountant will be borne and paid equally by the Purchaser and Company.

(f) If the Final Purchase Price Adjustment is less than zero, then:

(i) if the Cash Consideration equals or is greater than the absolute value of the Final Purchase Price Adjustment, the Cash Consideration shall be reduced by an amount of cash equal to the absolute value of the Final Purchase Price Adjustment; and

(ii) if the Cash Consideration is less than the absolute value of the Final Purchase Price Adjustment, (A) the Cash Consideration shall be reduced to zero and (B) the Stock Consideration shall be reduced by a number of shares of Purchaser Common Stock equal to (x) the absolute value of the Final Purchase Price Adjustment minus the amount by which the Cash Consideration is reduced pursuant to the preceding clause (A) divided by (y) the Average Closing Price.

(g) If the Final Purchase Price Adjustment is greater than zero, then the Cash Consideration shall be increased by an amount of cash equal to the Final Purchase Price Adjustment.

(h) If the Final Purchase Price Adjustment is zero, then neither the Cash Consideration nor the Stock Consideration shall be adjusted.

2.7 Dissenter’s Rights. Each outstanding share of Company Common Stock, the holder of which has perfected his right to dissent under the TBCA (a “Dissenting Shareholder”) and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenting Shares”) shall not be converted into or represent the right to receive the Per Share Merger Consideration hereunder and shall be entitled only to such rights as are available to such holder pursuant to the applicable provisions of the TBCA. Each holder of a Dissenting Share shall be entitled to receive the value of such Dissenting Share held by him in accordance with the applicable provisions of the TBCA; provided, that such holder complies with the procedures contemplated by and set forth in the applicable provisions of the TBCA. If any holder of any Dissenting Share shall effectively withdraw or lose such holder’s dissenter’s rights under the applicable provisions of the TBCA, each such Dissenting Share shall be exchangeable for the right to receive the Per Share Merger Consideration pursuant to Section 2.5(a). The Company shall reasonably promptly notify Purchaser of each shareholder who asserts rights as a Dissenting Shareholder following receipt of such shareholder’s written demand delivered as provided in the TBCA. Prior to the Effective Time, the Company shall not, except with the prior written consent of Purchaser or as required by law, voluntarily make any payment or commit or agree to make any payment to any Dissenting Shareholder or settle or commit or offer to settle any rights of a Dissenting Shareholder asserted under the TBCA.

2.8 Exchange Procedures.

(a) At or before the Effective Time, Purchaser shall deposit, or shall cause to be deposited, with a bank or trust company designated by Purchaser and reasonably acceptable to the Company (the “Exchange Agent”), pursuant to an agreement entered into before the Closing, for the benefit of the holders of record of shares of Company Common Stock converted into the right to receive the Per Share Merger Consideration, for exchange in accordance with this Section 2.8, (i) the number of shares of Purchaser Common Stock and cash sufficient to deliver the Merger Consideration and (ii) any cash payable in lieu of fractional shares pursuant to Section 2.5(b), and Purchaser shall instruct the Exchange Agent to timely deliver the Merger Consideration. Appropriate transmittal materials (“Letter of Transmittal”) shall be mailed as soon as practicable (but in any event not more than five (5) Business Days) after the Effective Time to each holder of record of Company Common Stock. A Letter of Transmittal will be deemed properly completed only if the completed Letter of Transmittal is accompanied by one or more Certificates representing Company Common Stock (or customary affidavits and, if required by Purchaser pursuant to Section 2.8(h), indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of Company Common Stock to be converted thereby.

(b) At and after the Effective Time, each Certificate shall represent only the right to receive the Merger Consideration payable or issuable in respect of the Company Common Stock represented thereby (the portion of the Merger Consideration payable or issuable in respect of each Share of Company Common Stock, the “Per Share Merger Consideration”) together with cash in lieu of any fractional share(s) of Purchaser Common Stock, or as to Dissenting Shares, shall represent only the right to receive applicable payments as set forth in Section 2.7. The Company shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein.

(c) The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss of and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as Purchaser may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Merger Consideration together with cash in lieu of any fractional share(s) of Purchaser Common Stock. Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a certificate, or, at the election of Purchaser, a statement reflecting shares issued in book entry form, representing that number of whole shares of Purchaser Common Stock and such Cash Consideration that such holder has the right to receive pursuant to Section 2.5(a) and a check in the amount equal to any cash in lieu of fractional shares such holder is entitled to pursuant to Section 2.5(b) and any dividends or other distributions to which such holder is entitled to pursuant to Section 2.8(d). Certificates so surrendered shall forthwith be canceled. As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute Purchaser Common Stock, Cash Consideration and cash in lieu of fractional shares as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Purchaser Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto. If there is a transfer of ownership of any shares of Company Common Stock not registered in the transfer records of the Company, the Per Share Merger Consideration together with cash in lieu of any fractional share(s) of Purchaser Common Stock shall be issued to the transferee thereof if the Certificates representing such Company Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of Purchaser and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(d) No dividends or other distributions declared or made after the Effective Time with respect to Purchaser Common Stock issued pursuant to this Agreement shall be remitted to any Person entitled to receive shares of Purchaser Common Stock hereunder until such Person surrenders his or her Certificates in accordance with this Section 2.8. Upon the surrender of such Person’s Certificates, such Person shall be entitled to receive any dividends or other distributions, without interest thereon, which after the Effective Time had become payable but not paid with respect to shares of Purchaser Common Stock represented by such Person’s Certificates.

(e) The stock transfer books of the Company shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of the Company of any shares of Company Common Stock. If, after the Effective Time, Certificates are presented to Purchaser, they shall be canceled and exchanged for the Per Share Merger Consideration, together with cash in lieu of any fractional share(s) of Purchaser Common Stock, deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.8.

(f) Any portion of the aggregate amount of cash to be paid in lieu of fractions of a share pursuant to Section 2.5, any dividends or other distributions to be paid pursuant to this Section 2.8 or any proceeds from any investments thereof that remains unclaimed by the holders of Company Common Stock for twelve (12) months after the Effective Time shall be repaid by the Exchange Agent to Purchaser upon the written request of Purchaser. After such request is made, each holder of Company Common Stock who has not theretofore complied with this Section 2.8 shall look only to Purchaser for the Per Share Merger Consideration deliverable in respect of each share of Company Common Stock such holder holds, as determined pursuant to Section 2.5, without any interest thereon, and any other amounts to which such holder is entitled pursuant to Article II. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any Affiliate thereof) shall be liable to any former holder of Company Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Purchaser and the Exchange Agent shall be entitled to rely upon the Company’s stock transfer books to establish the identity of those Persons entitled to receive the Per Share Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Purchaser and the Exchange Agent shall be entitled to deposit any Per Share Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(h) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration and any other amounts deliverable in respect thereof pursuant to Article II.

2.9 Effect on Outstanding Shares of Purchaser Common Stock. At the Effective Time, and except as provided in Section 2.5(e), each share of Purchaser Common Stock issued and outstanding immediately before the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

2.10 Directors of Surviving Corporation After Effective Time. Immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Corporation shall consist of the directors of Purchaser serving immediately before the Effective Time, plus the Designated Director as contemplated by Section 5.14.

2.11 Articles of Incorporation and Bylaws. The articles of incorporation of Purchaser, as in effect immediately before the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law and the terms thereof. The bylaws of Purchaser, as in effect immediately before the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law and the terms of such bylaws.

2.12 Bank Mergers.

(a) Simultaneously with the execution and delivery of this Agreement by the Company and Purchaser, Purchaser Bank and FNBM have entered into a Plan of Bank Merger, in the form attached hereto as Exhibit B (the “Plan of Bank Merger”), pursuant to which FNBM shall merge with and into Purchaser Bank as soon as practicable after the consummation of the Merger (the “FNBM Bank Merger,” and together with the BOW Merger, the “Bank Mergers”).

(b) The parties intend that the Bank Mergers will become effective as soon as practicable following the Effective Time. Prior to the Effective Time, the Company shall cause the Company Banks, and Purchaser shall cause Purchaser Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Mergers (“Bank Merger Certificates”).

2.13 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, Purchaser may specify that the structure of the transactions contemplated by this Agreement be revised and the parties shall enter into such alternative transaction structure as Purchaser may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) alter or change the amount or kind of or the timing of payment of the Merger Consideration, (ii) materially impede or delay consummation of the transactions contemplated by this Agreement, (iii) adversely affect the Tax treatment of holders of Company Common Stock in connection with the Merger, including as a result of the Merger failing to qualify as a “reorganization” under the provisions of Section 368(a) of the IRC, (iv) require submission to or approval of the Company’s shareholders after this Agreement has been approved by the Company’s shareholders, or submission to or approval by Purchaser’s shareholders, or (v) require any additional or different consent(s) or approval(s) from, authorization(s) of, or waiver(s) by any Governmental Entity. If Purchaser elects to make such a revision, the parties agree to reasonably cooperate to execute appropriate documents to reflect the revised structure.

2.14 Absence of Control. It is the intent of the parties hereto that Purchaser, by reason of this Agreement, shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, the Company or its Subsidiaries or to exercise, directly or indirectly, a controlling influence over the management or policies of the Company or its Subsidiaries.

2.15 Additional Actions. If, at any time after the Effective Time, Purchaser or Purchaser Bank shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Purchaser or Purchaser Bank its right, title or interest in, to or under any of the rights, properties or assets of the Company or the Company Banks, or (ii) otherwise carry out the purposes of this Agreement, the Company Banks, the Company and their respective officers and directors shall be deemed to have granted to Purchaser and Purchaser Bank an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Purchaser or Purchaser Bank its right, title or interest in, to or under any of the rights, properties or assets of the Company or the Company Banks or (b) otherwise carry out the purposes of this Agreement, and the respective officers and directors of Purchaser or Purchaser Bank are authorized in the name of the Company or the Company Banks or otherwise to take any and all such action.

2.16 Withholding. Purchaser and the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Company Common Stock such amounts as Purchaser (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the IRC, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by Purchaser or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock in respect of whom such deduction and withholding were made by Purchaser or the Exchange Agent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Disclosure Letters; Standard.(a) (a) Before the execution and delivery of this Agreement, Purchaser and the Company have each delivered to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties contained in Section 3.2 or Section 3.3, as applicable, or to one or more of their respective covenants contained in Article IV or V (and making specific reference to the Section of this Agreement to which they relate).

Disclosure in any paragraph of the Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably clear on the face of such disclosure (notwithstanding the absence of a specific cross reference) that it is relevant to another paragraph of the Disclosure Letter or another Section of this Agreement.

(b) No representation or warranty of the Company or Purchaser contained in Section 3.2 or 3.3, as applicable (other than (i) the representations and warranties contained in Sections 3.2(c), 3.2(j)(i)(B), 3.3(c) and 3.3(k)(ii), which shall be true in all respects (other than, in the case of Sections 3.2(c) and 3.3(c) only, inaccuracies which, individually and in the aggregate, are in each case de minimis in both amount and impact), and (ii) the representations and warranties contained in Sections 3.2(a), 3.2(b)(with respect to Significant Subsidiaries only), 3.2(d), 3.2(e)(ii), 3.2(u), 3.3(a), 3.3(b) (with respect to Significant Subsidiaries only), 3.3(d), and 3.3(e)(ii), which shall be true in all material respects (such representations and warranties identified in (i) and (ii), collectively, the “Fundamental Representations”)), will be deemed untrue or incorrect, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 3.2 or 3.3, has had or is reasonably likely to have a Material Adverse Effect with respect to the Company or Purchaser, as the case may be (it being understood that, except with respect to the Fundamental Representations, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).

3.2 Representations and Warranties of the Company. Except (i) as disclosed in the Company’s Disclosure Letter, and (ii) for information and documents commonly known as “confidential supervisory information” to the extent prohibited by applicable law from disclosure (and as to which nothing in this Agreement shall require disclosure), the Company represents and warrants to Purchaser that:

(a) Organization and Qualification. The Company is a corporation duly organized and validly existing and in good standing under the laws of the State of Tennessee and is registered with the Federal Reserve as a bank holding company. The Company has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. The Company is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on the Company. The Company engages only in activities, and holds properties only of the types, permitted for bank holding companies by the Bank Holding Company Act of 1956, as amended, and the rules, regulations and interpretations promulgated thereunder.

(b) Subsidiaries.

(i) The Company’s Disclosure Letter sets forth with respect to each of the Company’s direct and indirect Subsidiaries its name, its jurisdiction of incorporation or organization, the Company’s percentage ownership, and the number of shares of stock or other equity interests owned or controlled by the Company. Other than BOW, the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of its Subsidiaries, free and clear of any Liens, other than any restrictions imposed by federal, state or foreign securities laws. There are no contracts, commitments, agreements or understandings relating to the Company’s right to vote or dispose of any equity securities of its Subsidiaries. The Company’s ownership interest in each of its Subsidiaries complies in all material respects with all applicable laws, rules and regulations relating to equity investments by bank holding companies.

(ii) Each of the Company’s Subsidiaries is a corporation or limited liability company duly organized and validly existing under the laws of its jurisdiction of incorporation or organization, has all requisite corporate or limited liability company power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on the Company.

(iii) The outstanding shares of capital stock or other equity interests of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable and free of preemptive rights. No shares of capital stock or other equity interests of any Subsidiary of the Company are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or other equity interests or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other equity interests or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv) FNBM is a national banking association. No Subsidiary of the Company other than the Company Banks is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. FNBM’s deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law. FNBM is a member in good standing of the FHLB of Cincinnati and of the Federal Reserve Bank of Atlanta and owns the requisite amount of stock in each institution.

(v) BOW is a Tennessee-chartered state bank. BOW’s deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law. BOW is a member in good standing of the FHLB of Cincinnati and owns the requisite amount of stock therein.

(vi) Except as set forth in the Company’s Disclosure Letter, the Company does not own, directly or indirectly, any shares of capital stock or other equity interests in any other Person or is obligated to purchase or acquire any such shares or other equity interests.

(c) Capital Structure.

(i) The authorized capital stock of the Company consists of 300,000 shares of Company Common Stock.

(ii) As of the date of this Agreement, 216,678 shares of Company Common Stock are issued and outstanding, all of which are validly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and were issued in compliance in all material respects with all applicable laws.

(iii) No bonds, debentures, notes or other indebtedness, in each case having the right to vote on any matters on which shareholders of the Company may vote, are issued or outstanding.

(iv) Except as set forth in this Section 3.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding, and (B) neither the Company nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, puts, calls, rights, convertible securities, commitments or agreements of any character obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of the Company or any of its Subsidiaries (including any rights plan or agreement and including any cash awards where the amount of payment is determined in whole or in part on the price of any capital stock of the Company or its Subsidiaries) or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, put, call, right, convertible security, commitment or agreement. Neither the Company nor any of its Subsidiaries has or is bound by any rights of any character relating to the purchase, sale or issuance or voting of or right to receive dividends or other distributions on shares of Company Common Stock, or any other security of the Company or a Subsidiary of the Company or any securities representing the right to vote, purchase or otherwise receive any shares of Company Common Stock or any other security of the Company or a Subsidiary of the Company. Other than as stated herein, there are no outstanding securities or instruments that contain any redemption or similar provisions, and there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries.

(v) There are no voting trusts, shareholder agreements, or similar agreements to which the Company or any of its Subsidiaries has a contractual obligation in effect with respect to the voting or transfer of the Company Common Stock or other voting securities or equity interests of the Company or granting any shareholder or other Person any registration rights. The Company does not have in effect a “poison pill” or similar shareholder rights plan.

(d) Authority. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the consents, approvals and filings set forth in Section 3.2(f), to perform its obligations hereunder and consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (including the Merger) have been duly authorized by all necessary corporate actions on the part of the Company’s Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (including the Merger) other than the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on this Agreement, the approval of the Plan of Bank Merger by the Company as the sole shareholder of FNBM and the approval of the BOW Merger Agreement by the shareholders of BOW. The Company’s Board of Directors has determined that this Agreement is advisable and has directed that this Agreement be submitted to the Company’s shareholders for approval and has adopted a resolution to the foregoing effect and to recommend that the shareholders approve this Agreement. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and similar laws relating to or affecting insured depository institutions or their holding companies or creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity (the “Enforceability Exceptions”).

(e) No Violations. The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming that the consents, approvals and filings referred to in Section 3.2(f) have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which the Company or any of its Subsidiaries (or any of their respective properties or assets) is subject, (ii) violate the charter or bylaws of the Company or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or the loss of any benefit under, or a default under (or an event that, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject, except, in the case of clause (i) or clause (iii), as would not have a Material Adverse Effect on the Company.

(f) Consents and Approvals. Except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including filings and notices with the Federal Reserve, the Tennessee Department of Financial Institutions and the OCC, (ii) the filing with the SEC of a Proxy Statement-Prospectus relating to the Company Shareholder Meeting and of the Registration Statement in which such Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger with the Tennessee Secretary pursuant to the TBCA and the filing of the Bank Mergers Certificates, (iv) filing with the NASDAQ of a notification or application of the listing of the shares of Purchaser Common Stock to be issued in the Merger, (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Purchaser Common Stock pursuant to this Agreement, (vi) the approval by the Company’s shareholders required to approve this

Agreement under Tennessee law, (vii) the approval of the Plan of Bank Merger by the Company as the sole shareholder of FNBM and (viii) the approval of the BOW Merger Agreement by the shareholders of BOW in accordance with applicable law and the terms of the BOW Merger Agreement, no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained by the Company in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, including the Bank Mergers. As of the date hereof, the Company has no Knowledge of any reason pertaining to the Company why any of the approvals referred to in this Section 3.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.2(e).

(g) Governmental Filings. The Company and each of its Subsidiaries has timely filed all reports, schedules, registration statements and other documents that it has been required to file since January 1, 2016 with the Federal Reserve, the OCC or any other Governmental Entity. As of their respective dates, each of such filings complied in all material respects with all laws or regulations under which it was filed (or was amended to comply promptly following discovery of such noncompliance).

(h) Financial Statements. The Company has previously made available to Purchaser correct and complete copies of (i) the reviewed financial statements (including the related notes and schedules thereto) of the Company for the years ended December 31, 2018, 2017, and 2016, accompanied by the unqualified review reports of Blankenship CPA Group, PLLC, independent registered accountants (collectively, the “Company Financial Statements”); (ii) the audited consolidated financial statements (including the related notes and schedules thereto) of FNBM for the years ended December 31, 2018 and 2017, accompanied by the unqualified audit reports of Blankenship CPA Group, PLLC, and the reviewed financial statements (including the related notes and schedules thereto) of FNBM for the year ended December 31, 2016, accompanied by the unqualified review report of Blankenship CPA Group, PLLC (the “FNBM Financial Statements”); and (iii) unaudited interim financial statements of each of the Company and FNBM for the six (6) months ended June 30, 2019 (such unaudited interim financial statements together with the Company Financial Statements and the FNBM Financial Statements, the “Financial Statements”). The Financial Statements were prepared from the books and records of the Company and its Subsidiaries, as applicable, fairly present in all material respects the financial position of the subject entity or entities in each case at and as of the dates indicated and the results of operations and, as applicable, cash flows of the subject entity or entities for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date of this Agreement, Blankenship CPA Group, PLLC has not resigned (or informed the Company that it intends to resign) or been dismissed as independent auditor of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(i) Undisclosed Liabilities. Neither the Company nor any of the Non-BOW Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due, “Liabilities”) other than (i) Liabilities reflected on or reserved against in the Company Financial Statements or the FNBM Financial Statements, (ii) Liabilities incurred since December 31, 2018 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar Liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company and (iii) Liabilities incurred in connection with the transactions contemplated by this Agreement.

(j) Absence of Certain Changes or Events.

(i) Except as set forth in the Company’s Disclosure Letter, since December 31, 2018, (A) the Company and its Subsidiaries have, in all material respects, conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and (B) there has not been a Material Adverse Effect on the Company.

(ii) Except as set forth in the Company’s Disclosure Letter, since December 31, 2018, none of the Company or any of the Non-BOW Subsidiaries have taken any action that would be prohibited by clause (b)(i), (c), (d), (e), (h), (j), (k), (n), (o) or (p) of Section 4.1 if taken after the date hereof.

(k) Litigation. Except as would not have a Material Adverse Effect on the Company, there are no suits, actions or legal, administrative or arbitration or other proceedings, or investigations of any nature pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries that (i) are seeking damages or declaratory relief against the Company or any of its Subsidiaries or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Purchaser or any of its Subsidiaries). Since January 1, 2016, (i) there have been no investigations, subpoenas, written demands, or document requests received by the Company or any of its Subsidiaries from any Governmental Entity (other than in the ordinary course of business or routine regulatory examinations or visitations) and (ii) no Governmental Entity has requested that the Company or any of its Subsidiaries enter into a settlement, negotiation or tolling agreement with respect to any matter related to any such investigation, subpoena, written demand, or document request.

(l) Absence of Regulatory Actions. Since January 1, 2016, neither the Company nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been ordered to pay any civil money penalty by, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions relating to such matters as are material to the business of the Company or its Subsidiaries at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking, in each case, except as has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. To the Knowledge of the Company, there are no material unresolved violations, criticisms or exceptions noted by any Governmental Entity with respect to any report or statement relating to any examinations of the Company or its Subsidiaries.

(m) Compliance with Laws. Except as has not had and would not be reasonably be expected to have a Material Adverse Effect on the Company, the Company and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, or money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Except as has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, the Company and each of its Subsidiaries has, and has had at all times since January 1, 2016, all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required to permit it to carry on its business as it is presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the Knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries has been given notice of or been charged with any violation of any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity that would reasonably be expected to have a Material Adverse Effect on the Company.

(n) Taxes. All federal, state, local and foreign tax returns required to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extensions have been granted and have not expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by the Company or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes in accordance with GAAP. There is no pending, or to the Knowledge of the Company, threatened, audit examination, deficiency assessment, tax investigation or refund litigation with respect to any

Taxes of the Company or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where the Company or any of its Subsidiaries do not file tax returns that the Company or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes and associated interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to Taxes of the Company or any of its Subsidiaries have been paid in full or adequate provision has been made for the same in accordance with GAAP. The Company and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect. The Company and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and the Company and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements. Neither the Company nor any of its Subsidiaries has made any payments, or is a party to any agreement or maintains any plan, program or arrangement which could require it to make any payments, that would not be fully deductible under Section 162(m) of the IRC. Neither Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the IRC of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the IRC) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the IRC.

(o) Agreements.

(i) The Company has previously delivered or made available to Purchaser, and the Company’s Disclosure Letter lists, any contract, arrangement, commitment or understanding (whether written or oral) to which the Company or any of the Non-BOW Subsidiaries is a party:

(A) (1) with any director, officer or employee of the Company or any of the Non-BOW Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of the Non-BOW Subsidiaries of the nature of the transactions contemplated by this Agreement; (2) with respect to the employment of any directors, officers, employees or consultants; or (3) any of the benefits under which will be increased, or the vesting or payment of the benefits under which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits under which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan);

(B) that (1) contains a non-compete or client, customer or employee non-solicit requirement or any other provision that restricts the conduct of, or the manner of conducting, any line of business of the Company or any of the Non-BOW Subsidiaries (or, following the consummation of the transactions contemplated hereby, Purchaser or any of its Subsidiaries), (2) obligates the Company or any of the Non-BOW Subsidiaries (or, following the consummation of the transactions contemplated hereby, Purchaser or any of its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or (3) requires referrals of business or requires the Company or any of the Non-BOW Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis;

(C) pursuant to which the Company or any of the Non-BOW Subsidiaries may become obligated to invest in or contribute capital to any entity;

(D) that relates to borrowings of money (or guarantees thereof) by the Company or any of the Non-BOW Subsidiaries in an amount that exceeds $100,000, other than FHLB of Cincinnati and Federal Reserve Bank of Atlanta borrowings, customer deposit liabilities and repurchase agreements with customers, in each case entered into in the ordinary course of business consistent in all material respects with past practice;

(E) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of the Non-BOW Subsidiaries;

(F) that limits the payment of dividends by the Company or any of the Non-BOW Subsidiaries;

(G) that relates to the involvement of the Company or any Non-BOW Subsidiary in a joint venture, partnership, limited liability company agreement or other similar arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(H) that relates to an acquisition, divestiture, merger or similar transaction and that contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect;

(I) that is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $100,000 per annum;

(J) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $100,000 per annum; or

(K) that is not of the type described in clauses (A) through (J) above and that involved payments by, or to, the Company or any of the Non-BOW Subsidiaries in the fiscal year ended December 31, 2019, or that would reasonably be expected to involve such payments during the fiscal year ending December 31, 2020, of more than $100,000 (excluding Loans) or the termination of which would require payment by the Company or any of the Non-BOW Subsidiaries of an amount in excess of $100,000.

(ii) Each contract, arrangement, commitment or understanding of the type described in Section 3.2(o)(i), whether set forth in the Company’s Disclosure Letter or not, is referred to herein as a “Company Contract,” and the Company does not have Knowledge of, and has not received written notice of, any material violation of any Company Contract by any of the other parties thereto. Each Company Contract is valid and binding on the Company or one of the Non-BOW Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and each of the Non-BOW Subsidiaries has in all material respects performed all obligations required to be performed by it under each Company Contract. To the Company’s Knowledge, each counterparty to each Company Contract has in all material respects performed all obligations required to be performed by it under such Company Contract, and no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of the Non-BOW Subsidiaries under any such Company Contract.

(p) Intellectual Property; Company IT Systems.

(i) The Company and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use (in the manner and the geographic areas in which they are currently used) all intellectual property, including patents, copyrights, trade secrets, trade names, service marks and trademarks, material to its business. The Company’s Disclosure Letter sets forth a complete and correct list of all material patents, trademarks, trade names, service marks and copyrights owned by or licensed to the Company or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto, and all agreements relating to third party intellectual property material to the business of the Company or its Subsidiaries that the Company or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses but excluding any so-called “shrink-wrap” license agreements and other similar computer software licensed in the ordinary course of business and/or otherwise resident on desktop computers (collectively, the “Company Intellectual Property”). With respect to each item of Company Intellectual Property owned by the Company or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Company Intellectual Property that the Company or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable (subject to the Enforceability Exceptions) and in full force and effect as to the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that the Company or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of the Company or any of its Subsidiaries.

(ii) To the Company’s Knowledge, all information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the business of the Company or its Subsidiaries (collectively, the “Company IT Systems”) have been properly maintained, in accordance with standards set by the manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring and use. The Company IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the Company’s consolidated business as currently conducted. Neither the Company nor any of its Subsidiaries has experienced within the past two years any material disruption to, or material interruption in, the conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of the Company IT Systems. No Person has gained unauthorized access to any of the Company IT Systems that has had, or is reasonably expected to have, a Material Adverse Effect on the Company. The Company and its Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of their businesses without material disruption to, or material interruption in, the conduct of their respective businesses. The Company and its Subsidiaries have complied in all material respects with all data protection and privacy laws and regulations as well as their own policies relating to data protection and the privacy and security of personal data and the non-public personal information of their respective customers and employees.

(q) Labor Matters.

(i) The Company and its Subsidiaries are in compliance in all material respects with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither the Company nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is the Company or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor, to the Knowledge of the Company, has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened.

(ii) The Company’s Disclosure Letter identifies (A) all employees (including any leased or temporary employees) of the Company and its Subsidiaries as of the date of this Agreement; and (B) each employee’s date of hire and current rate of compensation. The Company’s Disclosure Letter also names any employee who is absent from work due to a leave of absence (including, but not limited to, in accordance with the requirements of the Family and Medical Leave Act or the Uniformed Services Employment and Reemployment Rights Act) or a work-related injury, or who is receiving workers’ compensation or disability compensation. There are no unpaid wages, bonuses or commissions owed to any employee (other than those not yet due).

(r) Employee Benefit Plans.

(i) The Company’s Disclosure Letter lists all Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, whether funded or unfunded, and all pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) with respect to which the Company or any Subsidiary or any trade or business of the Company or any of its Subsidiaries, whether or not incorporated, all of which together with the Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Company ERISA Affiliate”), is a party or has any current or future obligation or liability or that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries or any Company ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of the Company or any of its Subsidiaries or any Company ERISA Affiliate.

(ii) Except as set forth in Section 3.2(r)(ii) of the Company’s Disclosure Letter, the Company has heretofore made available to Purchaser true, correct and complete copies of the following documents with respect to each of the Company Benefit Plans, to the extent applicable, (i) all plans and trust agreements, (ii) all summary plan descriptions, amendments, modifications or material supplements to any Company Benefit Plan, (iii) where any Company Benefit Plan has not been reduced to writing, a written summary of all the material plan terms, (iv) the annual report (Form 5500), if any, filed with the IRS for the last three (3) plan years and summary annual reports, with schedules and financial statements attached, (v) the most recently received IRS determination letter, if any, relating to any Company Benefit Plan, (vi) the most recently prepared actuarial report for each Company Benefit Plan (if applicable) for each of the last three (3) years and (vii) copies of material notices, letters or other correspondence with the IRS, U.S. Department of Labor (the “DOL”) or Pension Benefit Guaranty Corporation (the “PBGC”).

(iii) Except as set forth in Section 3.2(r)(iii) of the Company’s Disclosure Letter, each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the IRC. Neither the Company nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any Company Benefit Plan, and neither the Company nor any of its Subsidiaries has any Knowledge of any plan defect that would qualify for correction under any such program.

(iv) The Company’s Disclosure Letter identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the IRC (the “Company Qualified Plans”). Each such plan can rely on an opinion letter from the IRS to the prototype plan or volume submitter plan sponsor to the effect that such plan is so qualified and that the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the IRC, and, to the Knowledge of the Company except as set forth in Section 3.2(r)(iv) of the Company’s Disclosure Letter, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Company Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the IRC.

(v) Except as set forth on Section 3.2(r)(v) of the Company’s Disclosure Letter, each Company Benefit Plan that is subject to Section 409A of the IRC has been administered and documented in compliance with the requirements of Section 409A of the IRC, except where any non-compliance has not and cannot reasonably be expected to result in material liability to the Company or any of its Subsidiaries or any employee of the Company or any of its Subsidiaries.

(vi) None of the Company, its Subsidiaries nor any Company ERISA Affiliate has, at any time during the last six years, maintained, contributed to or been obligated to contribute to any “employee pension benefit plan” as defined in Section 3(2) of ERISA that is subject to Title IV of ERISA, any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of the Company and its Subsidiaries nor any Company ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(vii) Except as set forth on Section 3.2(r)(vii) of the Company’s Disclosure Letter, neither the Company nor any of its Subsidiaries sponsors has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the IRC.

(viii) All contributions required to be made to any Company Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.

(ix) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the Company’s Knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans, that could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Company Benefit Plan, or any other party.

(x) To the Knowledge of the Company, none of the Company and its Subsidiaries nor any Company ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the IRC or Section 406 of ERISA) that could subject any of the Company Benefit Plans or their related trusts, the Company, any of its Subsidiaries, any Company ERISA Affiliate or any person that the Company or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the IRC or Section 502 of ERISA.

(xi) Except as set forth in Section 3.2(r)(xi) of the Company’s Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the IRC. Neither the Company nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require the Company or any of its Affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(xii) No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the IRC, or otherwise. Section 3.2(r)(xii) of the Company’s Disclosure Letter includes true, correct and complete copies of Section 280G calculations (whether final or not) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(xiii) There are no pending or, to the Company’s Knowledge, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, nor any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the Knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company or any of its Subsidiaries and no employees of the Company or any of its Subsidiaries are represented by any labor organization.

(s) Properties.

(i) A list of all real property owned or leased by the Company or a Subsidiary of the Company is set forth in the Company’s Disclosure Letter. The Company and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except Permitted Liens. Each lease pursuant to which the Company or any of its Subsidiaries, as lessee, leases real property is valid and in full force and effect as to the Company and the Subsidiaries and neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any other party to any such lease, is in default or in violation, in each case in any material respect, of any material provisions of any such lease. The Company has previously delivered or made available to Purchaser a complete and correct copy of each such lease of real property. All real property owned or leased by the Company or any of its Subsidiaries is in all material respects in a good state of maintenance and repair (normal wear and tear excepted), conforms in all material respects with all applicable ordinances, regulations and zoning laws and is considered by the Company to be adequate for the current business of the Company and its Subsidiaries. To the Knowledge of the Company, none of the buildings, structures or other improvements located on any real property owned or leased by the Company or any of its Subsidiaries encroach upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii) The Company and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to tangible personal property used in the business of the Company and its Subsidiaries that is leased rather than owned, neither the Company nor any of its Subsidiaries is in default under the terms of any such lease, except where it has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(t) Fairness Opinion. The board of directors of the Company has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Investment Bank Services, Inc. (“Company Financial Advisor”) to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set forth therein, the Merger Consideration is fair, from a financial point of view, to the shareholders of the Company. Such opinion has not been amended or rescinded as of the date of this Agreement.

(u) Fees. Other than for financial advisory services performed for the Company by the Company Financial Advisor pursuant to an agreement executed by the Company on June 26, 2018, a true and complete copy of which is included in the Company’s Disclosure Letter, neither the Company nor any of the Non-BOW Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for the Company or any of the Non-BOW Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(v) Environmental Matters.

(i) Each of the Company’s and its Subsidiaries’ owned or leased real properties, Participation Facilities, and, to the Knowledge of the Company, Loan Properties is, and has been during the period of the Company’s or its Subsidiaries’ ownership or operation thereof, in material compliance with all Environmental Laws, except for such non-compliance as has not had a Material Adverse Effect on the Company.

(ii) There is no suit, claim, action, written demand, executive or administrative order, written directive, investigation or proceeding pending or, to the Knowledge of the Company, threatened, before any court or Governmental Entity against the Company or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by the Company or any of its Subsidiaries or any Participation Facility, in each case except as has not had a Material Adverse Effect on the Company.

(iii) Neither the Company nor any of its Subsidiaries has received in writing any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation in any material respect of, or has any material liability under, any Environmental Law.

(iv) To the Knowledge of the Company, there are no underground storage tanks at any properties owned or operated by the Company or any of its Subsidiaries or any Participation Facility. Neither the Company nor any of its Subsidiaries has closed or removed any underground storage tanks from any properties owned or operated by the Company or any of its Subsidiaries or any Participation Facility.

(v) During the period of (A) the Company’s or its Subsidiaries’ ownership or operation of any of their respective current properties or (B) the Company’s or its Subsidiaries’ participation in the management of any Participation Facility, to the Knowledge of the Company, there has been no release of Hazardous Materials in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release.

(w) Loan Matters.

(i) All Loans held by the Company or any of its Subsidiaries were made in all material respects for good, valuable and adequate consideration in the ordinary course of business, and such Loans are not subject to any pending or, to the Knowledge of the Company, threatened defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by the Enforceability Exceptions. The notes or other evidences of indebtedness evidencing such Loans and all forms of pledges, mortgages and other collateral documents and security agreements are, in all material respects, enforceable and valid (except as may be limited by the Enforceability Exceptions), and in each case, true, genuine and what they purport to be.

(ii) Neither the terms of any such Loan, any of the documentation for any Loan, the manner in which any such Loans have been administered and serviced, nor the Company’s practices of soliciting, originating, approving or rejecting Loan applications, violate in any material respect any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii) The allowances for loan losses reflected in FNBM’s consolidated balance sheet at December 31, 2018 and September 30, 2019 were, and FNBM’s allowance for loan losses as of the Closing Date will be, in each case in the opinion of management, adequate, as of such dates thereof, under GAAP.

(iv) None of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely because of a payment default by the obligor on any such Loan other than in the case where there has been a breach of a representation or warranty by the Company or its Subsidiaries.

(v) (A) The Company’s Disclosure Letter sets forth a list of all Loans as of the date hereof by the Company or any of the Non-BOW Subsidiaries to any directors, executive officers, principal shareholders or other insider (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of the Company or any of the Non-BOW Subsidiaries, (B) there are no Loans by the Company or any of the Non-BOW Subsidiaries to any executive, officer, director, principal shareholder or other insider (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of the Company or any of the Non-BOW Subsidiaries on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate that was or is not in compliance with Regulation O and (C) all such Loans described in clause (A) are and were originated in compliance in all material respects with all applicable laws.

(vi) Except as such disclosure may be limited by any applicable law, rule or regulation, the Company’s Disclosure Letter sets forth a listing, as of December 31, 2019, by account, of: (A) each borrower, customer or other party that has notified the Company or the Non-BOW Subsidiaries during the past twelve (12) months of, or has asserted against the Company or the Non-BOW Subsidiaries, in each case in writing, any “lender liability” or similar claim; and (B) all Loans held by the Company or any Non-BOW Subsidiary (1) that are contractually past due ninety (90) days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “Pass 5,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, (4) that are considered troubled debt restructurings or where the interest rate terms have been reduced and/or the maturity dates have been extended after the origination of the Loan due to concerns regarding the borrower’s ability to pay in accordance with the Loan’s original terms and (5) where a specific reserve allocation exists in connection therewith, in each case of clauses (B)(1) to (B)(4), together with the principal amount of and accrued and unpaid interest on each such Loan and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date; and (C) all assets classified by the Company or the Non-BOW Subsidiaries as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

(x) Anti-takeover Provisions Inapplicable. The Company and its Subsidiaries have taken all actions required to exempt Purchaser, this Agreement, the Plan of Bank Merger, the Merger and the Bank Mergers from any provisions of an anti-takeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(y) Material Interests of Certain Persons. Except for deposit and loan relationships entered into in the ordinary course of business, no current or former executive officer or director of the Company, or any immediate family member or Affiliate of any such Person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of the Company or any of its Subsidiaries.

(z) Insurance. The Company and its Subsidiaries are presently insured for amounts deemed reasonable by management of the Company against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The Company’s Disclosure Letter contains a list of all policies of insurance carried and owned by the Company or any of the Company’s Subsidiaries (the “Company Insurance Policies”) showing the name of the insurance company, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the Company Insurance Policies are in full force and effect, the Company and its Subsidiaries are not in material default thereunder, and all premiums and other payments due under any such policy have been paid. There are as of the date of this Agreement no material claims pending, and no written notices have been given of any such claims, under the Company Insurance Policies (other than with respect to health or disability insurance).

(aa) Investment Securities; Derivatives.

(i) Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by the Company or any of its Subsidiaries, including but not limited to FHLB of Cincinnati stock and Federal Reserve Bank of Atlanta stock, is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii) Neither the Company nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract or other similar risk management arrangements (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes.

(bb) Indemnification. Except as provided in the charter or bylaws of the Company and the similar organizational documents of its Subsidiaries, and in employment agreements, change in control agreements and other agreements related to employment or service as a director, officer or employee, as of the date of this Agreement neither the Company nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers, employees or shareholders, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of the Company, and as of the date of this Agreement there are no claims pending, or to the Knowledge of the Company threatened, for which any such Person would be entitled to indemnification under the charter or bylaws of the Company or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any such employment-related agreement.

(cc) Corporate Documents and Records. The Company has previously provided or made available to Purchaser a complete and correct copy of the charter, bylaws and similar organizational documents of the Company and each of the Company’s Subsidiaries, as in effect as of the date of this Agreement. Neither the Company nor any of the Company’s Subsidiaries is in violation in any material respect of its charter, bylaws or similar organizational documents. The minute books of the Company and each of the Company’s Subsidiaries constitute a materially complete and correct record of all material actions taken by their respective boards of directors (and each committee thereof) and their shareholders.

(dd) CRA, Anti-Money Laundering, OFAC and Customer Information Security. Each Company Bank has received a rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. The Company does not have Knowledge of any facts or circumstances that would cause either Company Bank or any other Subsidiary of the Company: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal bank regulators of lower than “Satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by each Company Bank. To the Knowledge of the Company no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause either the Company or any of its Subsidiaries to undertake any significant remedial action. The Board of Directors of each Company Bank (or where appropriate of any other Subsidiary of the Company) has adopted, and each Company Bank (or such other Subsidiary of the Company) has implemented, an anti-money laundering program that contains customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and each Company Bank (or such other Subsidiary of the Company) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(ee) Internal Controls. The Company and its Subsidiaries have devised and maintain a system of internal control over financial reporting appropriate for its size and the industry in which it operates, which is designed to provide reasonable assurances regarding the reliability of financial reporting. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information. To the Knowledge of the Company, there has occurred no fraud, whether material or not, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since January 1, 2016, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, or employee of the Company or any of its Subsidiaries, has received any material complaint, allegation or assertion regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls.

(ff) Tax Treatment of the Merger. The Company has no Knowledge of any fact or circumstance relating to it that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the IRC.

(gg) Trust Accounts. The Company and each Non-BOW Subsidiary has properly administered in all material respects all accounts, if any, for which it acts as a fiduciary, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance in all material respects with the terms of the governing documents and applicable laws and regulations. Neither the Company nor any Non-BOW Subsidiary, nor to the Knowledge of the Company any of their respective directors, officers or employees, has committed any breach of trust with respect to any such fiduciary account.

(hh) No Other Representations or Warranties.

(i) Except for the representations and warranties made by the Company in this Section 3.2, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Purchaser or any of its Affiliates or representatives with respect to (A) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, or (B) except for the representations and warranties made by the Company in this Section 3.2, any oral or written information presented to Purchaser or any of its Affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii) The Company hereby acknowledges and agrees that neither Purchaser nor any other Person has made or is making any express or implied representation or warranty other than those contained in Section 3.3 and that the Company did not rely on any representation or warranty not contained in Section 3.3 when making its decision to enter into this Agreement and will not rely on any such representation or warranty in deciding to consummate the transactions contemplated by this Agreement.

3.3 Representations and Warranties of Purchaser. Except (i) as disclosed in (A) Purchaser’s Disclosure Letter and (B) the Purchaser Reports filed prior to the date of this Agreement (including exhibits and other information incorporated by reference therein but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature), and (ii) for information and documents commonly known as “confidential supervisory information” to the extent prohibited by law from disclosure (and as to which nothing in this Agreement shall require disclosure), the Purchaser represents and warrants to the Company that:

(a) Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee and is registered with the Federal Reserve as a bank holding company. Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. Purchaser is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on Purchaser. Purchaser engages only in activities, and holds properties only of the types, permitted for bank holding companies by the Bank Holding Company Act of 1956, as amended, and the rules, regulations and interpretations promulgated thereunder.

(b) Subsidiaries.

(i) Purchaser owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of its Subsidiaries free and clear of any Liens, other than any restrictions imposed by federal, state or foreign securities laws. There are no contracts, commitments, agreements or understandings relating to Purchaser’s right to vote or dispose of any equity securities of its Subsidiaries. Purchaser’s ownership interest in each of its Subsidiaries complies in all material respects with all applicable laws, rules and regulations relating to equity investments by bank holding companies.

(ii) Each of Purchaser’s Subsidiaries is a legal entity duly organized and validly existing under the laws of its jurisdiction of incorporation, formation or organization, as applicable, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on the Purchaser.

(iii) The outstanding shares of capital stock of each Subsidiary of the Purchaser have been validly authorized and are validly issued, fully paid and nonassessable and free of preemptive rights. No shares of capital stock or other equity interests of any Subsidiary of Purchaser are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or other equity interests or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other equity interests or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv) Purchaser Bank is a Tennessee-chartered state bank. No Subsidiary of Purchaser other than Purchaser Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. Purchaser Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law. Purchaser Bank is a member in good standing of the FHLB of Cincinnati and owns the requisite amount of stock therein.

(c) Capital Structure.

(i) The authorized capital stock of Purchaser consists of 25,000,000 shares of Purchaser Common Stock and 5,000,000 shares of preferred stock, $1.00 par value per share (“Purchaser Preferred Stock”).

(ii) As of December 31, 2019:

(A) 18,361,922 shares of Purchaser Common Stock are issued and outstanding, all of which are validly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and were issued in full compliance with all applicable laws;

(B) No shares of Purchaser Common Stock are held in Purchaser’s treasury;

(C) No shares of Purchaser Preferred Stock are issued and outstanding;

(D) No shares of Purchaser Common Stock are underlying outstanding warrants; and

(E) 362,757 shares of Purchaser Common Stock are reserved for issuance pursuant to outstanding grants or awards under Purchaser’s stock-based benefit plans.

(iii) The shares of Purchaser Common Stock to be issued in exchange for shares of Company Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

(iv) No bonds, debentures, notes or other indebtedness, in each case having the right to vote on any matters on which shareholders of Purchaser may vote, are issued or outstanding.

(v) Except as set forth in this Section 3.3(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of Purchaser are issued, reserved for issuance or outstanding, and (B) other than options to purchase shares of Purchaser Common Stock, neither Purchaser nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, puts, calls, rights, convertible securities, commitments or agreements of any character obligating Purchaser or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of Purchaser or any of its Subsidiaries (including any rights plan or agreement) or obligating Purchaser or any of its Subsidiaries to grant, extend or enter into any such option, warrant, puts, calls, rights, convertible securities, commitment or agreement. Neither Purchaser nor any of its Subsidiaries has or is bound by any rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on, shares of Purchaser Common Stock, or any other security of Purchaser or a Subsidiary of Purchaser or any securities representing the right to vote, purchase or otherwise receive any shares of Purchaser Common Stock or any other security of Purchaser or a Subsidiary of Purchaser. Other than as stated herein, there are no outstanding securities or instruments that contain any redemption or similar provisions, and there are no outstanding contractual obligations of Purchaser or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Purchaser or any of its Subsidiaries.

(d) Authority. Purchaser has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the consents, approvals and filings set forth in Section 3.3(f), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of Purchaser’s Board of Directors, and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. Purchaser’s Board of Directors has determined that this Agreement is advisable and has adopted a resolution to the foregoing effect. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

(e) No Violations. The execution, delivery and performance of this Agreement by Purchaser do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming that the consents, approvals and filings referred to in Section 3.3(f) have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which Purchaser or any of its Subsidiaries (or any of their respective properties or assets) is subject, (ii) violate the charter or bylaws of Purchaser or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event that, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Purchaser or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject, except, in the case of clause (i) or clause (iii), as would not have a Material Adverse Effect on the Purchaser.

(f) Consents and Approvals. Except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including filings and notices with the Federal Reserve, the FDIC, the Tennessee Department of Financial Institutions and the OCC, (ii) the filing with the SEC of a Proxy Statement-Prospectus relating to the Company Shareholder Meeting and of the Registration Statement in which such proxy statements will be included as a prospectus, and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger with the Tennessee Secretary pursuant to the TBCA and the filing of the Bank Merger Certificates, (iv) filing with the NASDAQ of a notification or application of the listing of the shares of Purchaser Common Stock to be issued in the Merger, and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Purchaser Common Stock pursuant to this Agreement , no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained by Purchaser in connection with the execution and delivery by Purchaser of this Agreement or the consummation by Purchaser of the Merger and the other transactions contemplated by this Agreement, including the Bank Mergers. As of the date hereof, Purchaser has no Knowledge of any reason pertaining to Purchaser why any of the approvals referred to in this Section 3.3(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.2(e).

(g) Governmental Filings. Purchaser and each of its Subsidiaries has timely filed all reports, schedules, registration statements and other documents that it has been required to file since January 1, 2016 with the Federal Reserve, the Tennessee Department of Financial Institutions or any other Governmental Entity. As of their respective dates, each of such filings complied in all material respects with all laws or regulations under which it was filed (or was amended to comply promptly following discovery of such noncompliance).

(h) Securities Filings. Purchaser has timely filed with the SEC all reports, schedules, registration statements, definitive proxy statements and other filings and exhibits thereto, that it has been required to file under the Securities Act or the Exchange Act, or the rules or regulations promulgated thereunder, since January 1, 2016 (collectively, the “Purchaser Reports”). As of their respective dates of filing with the SEC, none of the Purchaser Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC, all of the Purchaser Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of Purchaser included in Purchaser Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(i) Financial Statements. Purchaser has previously made available to the Company copies of (i) the consolidated balance sheets of Purchaser and its Subsidiaries as of December 31, 2018, 2017 and 2016 and related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2018, together with the notes thereto, accompanied by the audit report of Purchaser’s independent registered public accounting firm, as reported in Purchaser’s Annual Reports on Form 10-K for the years ended December 31, 2018 and December 31, 2017, filed with the SEC and (ii) the unaudited consolidated balance sheets of Purchaser and its Subsidiaries as of September 30, 2019 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2019, as reported in Purchaser’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 filed with the SEC. Such financial statements were prepared from the books and records of Purchaser and its Subsidiaries, fairly present the consolidated financial position of Purchaser and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations and cash flows of Purchaser and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations. The books and records of Purchaser and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(j) Undisclosed Liabilities. Neither Purchaser nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than Liabilities reflected on or reserved against in the consolidated balance sheet of Purchaser as of December 31, 2018, except for (i) Liabilities incurred since December 31, 2018 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Purchaser and (ii) Liabilities incurred in connection with the transactions contemplated by this Agreement or the BOW Merger Agreement.

(k) Absence of Certain Changes or Events. Since December 31, 2018, (i) Purchaser and its Subsidiaries, in all material respects, have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and (ii) there has not been a Material Adverse Effect on Purchaser.

(l) Litigation. Except as would not have a Material Adverse Effect on the Purchaser:

(i) there are no suits, actions or legal, administrative or arbitration or other proceedings, or investigations of any nature pending or, to the Knowledge of Purchaser, threatened against or affecting Purchaser or any of its Subsidiaries or any property or asset of Purchaser or any of its Subsidiaries that (i) are seeking damages or declaratory relief against Purchaser or any of its Subsidiaries or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement;

(ii) there are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against Purchaser or any of its Subsidiaries or the assets of Purchaser or any of its Subsidiaries; and

(iii) since January 1, 2016 (i) there have been no investigations, subpoenas, written demands, or document requests received by Purchaser or any of its Subsidiaries from any Governmental Entity (other than in the ordinary course of business or routine regulatory examinations or visitations) and (ii) no Governmental Entity has requested that Purchaser or any of its Subsidiaries enter into a settlement, negotiation or tolling agreement with respect to any matter related to any such investigations, subpoena, written demand, or document request.

(m) Absence of Regulatory Actions. Since January 1, 2016, neither Purchaser nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been ordered to pay any civil money penalty by, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions relating to such matters as are material to the business of Purchaser or its Subsidiaries at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking, in each case, except as has not had and would not reasonably be expected to have a Material Adverse Effect on the Purchaser. To the Knowledge of Purchaser, there are no material unresolved violations, criticisms or exceptions noted by any Governmental Entity with respect to any report or statement relating to any examinations of Purchaser or its Subsidiaries.

(n) Compliance with Laws. Except as has not had and would not reasonably be expected to have a Material Adverse Effect on the Purchaser, Purchaser and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Purchaser or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, or money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Except as has not had and would not reasonably be expected to have a

Material Adverse Effect on the Purchaser, Purchaser and each of its Subsidiaries has, and has had at all times since January 1, 2016, all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required to permit it to carry on its business as it is presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the Knowledge of Purchaser, threatened. Neither Purchaser nor any of its Subsidiaries has been given notice of or been charged with any violation of any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity that would reasonably be expected to have a Material Adverse Effect on Purchaser.

(o) Taxes. All federal, state, local and foreign tax returns required to be filed by or on behalf of Purchaser or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extensions have been granted and have not expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by Purchaser or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes. There is no pending, or to the Knowledge of the Purchaser, threatened, audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of Purchaser or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where Purchaser or any of its Subsidiaries do not file tax returns that Purchaser or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes and associated interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to Taxes of Purchaser or any of its Subsidiaries have been paid in full or adequate provision has been made for the same. Purchaser and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect. Purchaser and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and Purchaser and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

(p) Purchaser IT Systems.

(i) To the Purchaser’s Knowledge, all information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the business of the Purchaser or its Subsidiaries (collectively, the “Purchaser IT Systems”) have been properly maintained, in accordance with standards set by the manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring and use. The Purchaser IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the Purchaser’s consolidated business as currently conducted. Neither the Purchase nor any of its Subsidiaries has experienced within the past two years any material disruption to, or material interruption in, the conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of the Purchaser IT Systems. No Person has gained unauthorized access to any of the Purchaser IT Systems that has had, or is reasonably expected to have, a Material Adverse Effect on the Purchaser. The Purchaser and its Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of their businesses without material disruption to, or material interruption in, the conduct of their respective businesses.

(q) Purchaser Loan Matters.

(i) All Loans held by the Purchaser or any of its Subsidiaries were made in all material respects for good, valuable and adequate consideration in the ordinary course of business, and such Loans are not subject to any pending or, to the Knowledge of the Purchaser, threatened defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by the Enforceability Exceptions. The notes or other evidences of indebtedness evidencing such Loans and all forms of pledges, mortgages and other collateral documents and security agreements are, in all material respects, enforceable and valid (except as may be limited by the Enforceability Exceptions), and in each case, true, genuine and what they purport to be.

(ii) The allowances for loan losses reflected in the Purchaser’s consolidated balance sheet at December 31, 2018 and September 30, 2019 were, and Purchaser’s allowances for loan losses as of the Closing Date will be, in each case in the opinion of management, adequate, as of such dates thereof, under GAAP.

(r) Insurance. The Purchaser and its Subsidiaries are presently insured for amounts deemed reasonable by management of the Purchaser against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured.

(s) Anti-takeover Provisions Inapplicable. Purchaser and its Subsidiaries have taken all actions required to exempt the Company and its Subsidiaries, this Agreement, the Plan of Bank Merger, the Merger and the Bank Mergers from any provisions of an anti-takeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(t) CRA, Anti-Money Laundering, OFAC and Customer Information Security. Purchaser Bank has received a rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. The Purchaser does not have Knowledge of any facts or circumstances that would cause either Purchaser Bank or any other Subsidiary of the Purchaser: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal bank regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by each Purchaser Bank. To the Knowledge of the Purchaser no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause either the Purchaser or any of its Subsidiaries to undertake any significant remedial action. The Board of Directors of the Purchaser Bank (or where appropriate of any other Subsidiary of Purchaser) has adopted, and the Purchaser Bank (or such other Subsidiary of Purchaser) has implemented, an anti-money laundering program that contains customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and each Purchaser Bank (or such other Subsidiary of Purchaser) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(u) Internal Controls. Purchaser and its Subsidiaries have devised and maintain a system of internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Purchaser’s ability to record, process, summarize and report financial information. To the Knowledge of Purchaser, there has occurred no fraud, whether material or not, that involves management or other employees who have a significant role in Purchaser’s internal controls over financial reporting. Since January 1, 2016, neither Purchaser nor any of its Subsidiaries, nor, to the Knowledge of Purchaser, any Representative of Purchaser or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation or assertion regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Purchaser or any of its Subsidiaries or their respective internal accounting controls.

(v) Tax Treatment of the Merger. Purchaser has no Knowledge of any fact or circumstance relating to it that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the IRC.

(w) Financing. Purchaser has, and will have at Closing, in each case without having to resort to external sources, all funds necessary to satisfy its obligations to pay the Cash Consideration hereunder and sufficient capital and liquidity to otherwise effect the transactions contemplated by this Agreement.

(x) No Other Representations or Warranties.

(i) Except for the representations and warranties made by Purchaser in this Section 3.3, neither Purchaser nor any other Person makes any express or implied representation or warranty with respect to Purchaser, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Purchaser hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Purchaser nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or representatives with respect to (A) any financial projection, forecast, estimate, budget or prospective information relating to Purchaser, any of its Subsidiaries or their respective businesses, or (B) except for the representations and warranties made by Purchaser in this Section 3.3, any oral or written information presented to the Company or any of its Affiliates or representatives in the course of their due diligence investigation of Purchaser, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii) Purchaser hereby acknowledges and agrees that neither the Company nor any other Person has made or is making any express or implied representation or warranty other than those contained in Section 3.2 and that Purchaser did not rely on any representation or warranty not contained in Section 3.2 when making its decisions to enter into this Agreement and will not rely on any such representation or warranty in deciding to consummate the transactions contemplated by this Agreement.

ARTICLE IV

CONDUCT PENDING THE MERGER

4.1 Forbearances by the Company. Except as expressly contemplated or permitted by this Agreement, disclosed in the Company’s Disclosure Letter, or to the extent required by law, rule or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, the Company shall not, nor shall the Company permit any Non-BOW Subsidiaries to, without the prior written consent (which may include consent via electronic mail) of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) conduct its business other than in the regular, ordinary and usual course consistent in all material respects with past practice; fail to use commercially reasonable efforts to maintain and preserve intact its business organization, properties, leases, and advantageous business relationships and retain the services of its officers and key employees; or take any action that would reasonably be likely to adversely affect in any material respect or materially delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) (i) incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice, (B) advances from the FHLB and purchases of federal funds and (C) advances from the Federal Reserve Bank of Atlanta;

(ii) prepay any indebtedness or other similar arrangements if it would cause the Company to incur any prepayment penalty thereunder; or

(iii) purchase any brokered certificates of deposit except in the ordinary course of business consistent in all material respects with past practice;

(c) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on its capital stock except for (A) dividends and distributions by Subsidiaries of the Company to the Company or another Subsidiary of the Company, in each case, consistent with past practice or to fund the payment by the Company of expenses incurred in connection with the transactions contemplated by this Agreement and (B) dividend payments by the Company consistent with past practice; provided that the aggregate amount of dividends paid by the Company to its shareholders plus the aggregate amount of dividends paid by BOW to the BOW Minority Ownership shall not exceed the lesser of $1,700,000 or forty eight percent (48%) of the consolidated earnings of the Company;

(iii) grant any person any right to acquire any shares of its capital stock;

(iv) issue any additional shares of capital stock or any securities or obligations convertible or exercisable for, or valued by reference to, any shares of its capital stock; or

(v) redeem or otherwise acquire any shares of its capital stock other than because of the enforcement of a security interest as otherwise provided in this Agreement;

(d) other than in the ordinary course of business, (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its real property or other assets (including other real estate owned) to any Person other than a Subsidiary, or (ii) cancel, release or assign any material indebtedness to any such Person or any material claims held by any such Person;

(e) make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other Person (except through foreclosure, deed or conveyance in lieu of foreclosure, or other resolution of a Loan), or form any new Subsidiary;

(f) (i) renew, amend or terminate any Company Contract or (ii) enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement;

(g) Except for Loans or commitments for Loans that have previously been approved by the Company or the Company Banks before the date of this Agreement, make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any Loans, or make any commitment in respect of any of the foregoing, except with respect to any secured

Loan or commitment wherein the total credit exposure is less than $1,500,000 or any unsecured Loan or commitment wherein the total of the unsecured credit exposure is less than $100,000 which is made in conformity with existing lending practices, provided that, with respect to any Loan for which the prior written consent of Purchaser is required by this Section, Purchaser shall approve or reject such Loan, in writing, within three (3) Business Days after the Loan package is delivered to Purchaser, and if such approval or rejection is not given within such three (3) Business Day period, the subject Loan shall be conclusively deemed approved by Purchaser for purposes of this Agreement;

(h) (i) make any new Loan, or commit to make any new Loan, to any director or executive officer of the Company or the Company Banks, or any entity controlled, directly or indirectly, by any of the foregoing or (ii) amend, renew or increase any existing Loan, or commit to amend, renew or increase any such Loan, to any director or executive officer of the Company or the Company Banks, or any entity controlled, directly or indirectly, by any of the foregoing, in each case except in accordance with Regulation O of the Federal Reserve (12 C.F.R. Part 215);

(i) except as required by any Company Benefit Plan in effect on the date hereof:

(i) (a) increase in any manner the compensation, bonuses or other fringe benefits of any of its employees or directors, other than increases in annual base salaries and wage rates in the ordinary course of business consistent with past practice that do not exceed three percent (3%) of the aggregate cost of all employee annual base salaries and wage rates as in effect as of the date hereof, (b) pay, or commit to pay, any bonus, change in control or retention payment, pension, retirement allowance or contribution, except for payment of annual cash bonuses in respect of any fiscal year completed prior to or the fiscal year in effect as of the date of this Agreement in the ordinary course of business consistent with past practice pursuant to the Company Benefit Plans set forth in the Company’s Disclosure Letter, or (c) fund any rabbi trust or similar arrangement;

(ii) become a party to, amend, renew, extend or commit itself to any Company Benefit Plan or any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment, severance or change in control agreement with or for the benefit of any employee or director, except for amendments to any plan or agreement that are required by law, rule or regulation;

(iii) make any contributions to any defined contribution plan or Company Benefit Plan that are not made in the ordinary course of business consistent with past practice;

(iv) elect to any office with the title of senior vice president or higher any individual who does not hold such office as of the date of this Agreement or elect to its Board of Directors any individual who is not a member of its Board of Directors as of the date of this Agreement; or

(v) hire or terminate any employee with an annualized base salary or wage rate that exceeds $100,000, other than (i) hiring employees to replace departed employees where the compensation of such replacement employee is materially consistent with the compensation of the departed employee and (ii) terminations for “cause”;

(j) commence any legal action or proceeding, other than to enforce an obligation owed to the Company or any of its Subsidiaries and in accordance with past practice, or settle any claim, action or proceeding (i) involving payment by it of money damages that exceed $100,000 or (ii) that would impose any material restriction on its operations or the operations of any of its Subsidiaries;

(k) amend its charter or bylaws, or similar governing documents of its Subsidiaries;

(l) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in the ordinary course of business consistent in all material respects with past practice;

(m) purchase any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government and U.S. government agency and municipal securities;

(n) make, or commit to make, any capital expenditures in excess of $200,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof, which are described in the Company’s Disclosure Letter, and except for ordinary course, immaterial expenditures reasonably necessary to maintain existing assets in good repair in prior consultation with Purchaser;

(o) establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(p) enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, or interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest, except for interest rate caps and interest rate floors for individual Loans entered into in the ordinary course of business consistent with past practice;

(q) make any changes in any material respect in policies in existence on the date hereof with regard to: the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon; investments; risk and asset/liability management; deposit pricing or gathering; underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service loans; its hedging practices and policies; or other material banking policies, in each case except as may be required by changes in applicable law, rules or regulations or GAAP, or at the direction of a Governmental Entity;

(r) except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby:

(i) issue any communication of a general nature to employees (including general communications relating to benefits and compensation) without prior consultation with Purchaser and, to the extent relating to employment, benefit or compensation information addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement, without the prior consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed); or

(ii) issue any communication of a general nature to customers without the prior approval of Purchaser (which shall not be unreasonably withheld, conditioned or delayed);

(s) except with respect to foreclosures in process as of the date hereof, foreclose upon or take a deed or title to any commercial real estate without (i) conducting a Phase I environmental assessment of the property and (ii) if the Phase I environmental assessment referred to in the prior clause reflects the presence of any Hazardous Material or underground storage tank, obtaining the prior consent of Purchaser (which shall not be unreasonably withheld);

(t) make, change or rescind any material election concerning Taxes or Tax returns, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended Tax return, enter into any closing agreement with respect to Taxes, settle or compromise any material Tax claim, audit, dispute or assessment, or surrender any right to claim a material refund of Taxes or obtain any Tax ruling;

(u) knowingly take any action that is intended or would reasonably be likely to result in any of the conditions to the Merger set forth in Article VI not being satisfied or in any of the conditions to the BOW Merger set forth in Article VI of the BOW Merger Agreement not being satisfied or in a material violation of any provision of this Agreement or the BOW Merger Agreement;

(v) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(w) enter any new lines of business;

(x) purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent in all material respects with past practice;

(y) merge or consolidate FNBM, BOW or any other Subsidiary with any other corporation or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its Subsidiaries;

(z) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(aa) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.1.

Any request by the Company or response thereto by Purchaser shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.1.

4.2 Forbearances by Purchaser. Except as expressly contemplated or permitted by this Agreement or to the extent required by law, rule or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, Purchaser shall, and shall cause its Subsidiaries to, maintain its and their rights and franchises in all material respects, and shall not, nor shall Purchaser permit any of its Subsidiaries to, without the prior written consent (which may include consent via electronic mail) of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) conduct its business other than in the regular, ordinary and usual course consistent in all material respects with past practice; fail to use best reasonable efforts to maintain and preserve intact its business organization, properties, employees and advantageous business relationships and retain the services of its officers and key employees;

(b) take any action that would reasonably be likely to adversely affect in any material respect or materially delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis;

(c) knowingly take any action that is intended to or would reasonably be likely to result in any of the conditions to the Merger set forth in Article VI not being satisfied or in any of the conditions to the BOW Merger set forth in Article VI of the BOW Merger Agreement not being satisfied or in a material violation of any provision of this Agreement or the BOW Merger Agreement;

(d) make, declare or pay any dividend, or make any other distribution, on any shares of Purchaser Common Stock, other than regular quarterly cash dividends by Purchaser consistent with past practice;

(e) restructure, reorganize, or completely or partially liquidate or dissolve itself or any Significant Subsidiary;

(f) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC;

(g) amend, repeal or modify any provision of its charter or bylaws in a manner that would adversely affect the Company or any Company shareholder, as a prospective holder of Purchaser Common Stock, relative to other holders of Purchaser Common Stock or the transactions contemplated by this Agreement; or

(h) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.2.

ARTICLE V

COVENANTS

5.1 Acquisition Proposals.

(a) From the date of this Agreement until the earlier to occur of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries, and its and its Subsidiaries’ officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries (collectively, the “Representatives”) not to, directly or indirectly, (i) solicit, initiate, induce or knowingly encourage, or knowingly take any other action to facilitate, any inquiries, offers, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any confidential or non-public information or data regarding the Company or any of its Subsidiaries or afford access to any such information or data to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iii) continue or otherwise participate in any discussions or negotiations, or otherwise communicate in any way with any Person (other than Purchaser and its Subsidiaries), regarding an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal, (v) knowingly release any Person from, knowingly waive any provisions of, or fail to use its reasonable best efforts to enforce any confidentiality agreement or standstill agreement to which the Company is a party or (vi) enter into or consummate any agreement, agreement in principle, letter of intent, arrangement or understanding contemplating any Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.1 by the Company. Notwithstanding the foregoing, before the adoption and approval of this Agreement by the Company’s shareholders at the Company Shareholder Meeting, this Section 5.1(a) shall not prohibit the Company from furnishing confidential or non-public information regarding the Company and its Subsidiaries to, or entering into discussions with, any Person in response to an Acquisition Proposal that is submitted to the Company or its Subsidiaries by such Person (and not withdrawn) if (1) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, the Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, (2) the Company has not breached any of the covenants set forth in this Section 5.1, (3) the Company’s Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary obligations to the Company’s shareholders under applicable law, and (4) before furnishing any non-public information to, or entering into discussions with, such Person, the Company gives Purchaser written notice of the identity of such Person and of the Company’s intention to furnish confidential or non-public information to, or enter into discussions with, such Person and the Company receives from such Person an executed confidentiality agreement on terms no more favorable to such Person than the Confidentiality Agreement is to Purchaser and the Company also provides Purchaser, prior to or substantially concurrently with the time such information is provided or made available to such Person, any non-public information furnished to such other Person that was not previously furnished to Purchaser. During the term of this Agreement, the Company shall not, and shall cause its Subsidiaries and its and their Representatives not to on its behalf, enter into any binding acquisition agreement, merger agreement, or other definitive transaction agreement (other than a confidentiality agreement referred to and entered into in accordance with this Section 5.1(a)) relating to any Acquisition Proposal.

(b) The Company will notify Purchaser orally within twenty-four (24) hours and in writing (within two (2) calendar days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the Person making such Acquisition Proposal, the request or the inquiry and the material terms and conditions thereof, and shall provide to Purchaser any written materials received by the Company or any of its Subsidiaries in connection therewith. The Company will keep Purchaser informed of any material developments with respect to any such Acquisition Proposal, request or inquiry promptly orally (within twenty-four (24) hours) and in writing (within two (2) calendar days) upon the occurrence thereof.

(c) The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal, including terminating access to any physical or electronic data rooms relating to a possible Acquisition Proposal by any such Person.

5.2 Advice of Changes. Before the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has Knowledge of (i) any representation or warranty made by it contained in this Agreement or the BOW Merger Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or the BOW Merger Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement or the BOW Merger Agreement.

5.3 Access and Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of Purchaser and the Company, for purposes of verifying the representations and warranties of the other and preparing for the Merger and other matters contemplated by this Agreement, shall (and shall cause its respective Subsidiaries to) afford to the other party and its representatives (including, without limitation, officers and employees of the other party and its Affiliates and counsel, accountants and other professionals retained by the other party) such reasonable access during normal business hours throughout the period before the Effective Time to the books, records, contracts, properties, personnel, information technology services of and to such other information relating to the other party and its Subsidiaries as may be reasonably requested, except where such materials relate to (i) pending or threatened litigation or investigations if, in the opinion of counsel, such access would or might jeopardize any privilege relating to the matters being discussed or (ii) confidential supervisory information if, in the opinion of counsel, disclosure is prohibited by applicable laws, rules or regulations; provided, however, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made in this Agreement. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the entity in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into before the date of this Agreement. The parties will endeavor to make appropriate and reasonable substitute disclosure arrangements, consistent with law, in the case of circumstances where the restrictions in clause (i) or the preceding sentence apply.

(b) From the date hereof until the Effective Time, the Company shall, and shall Non-BOW Subsidiaries to, promptly provide to Purchaser (i) a copy of each report filed with a Governmental Entity, (ii) a copy of each press release made available to the public by it and (iii) all other information concerning its business, properties and personnel as may be reasonably requested; provided that Purchaser shall not be entitled to receive reports or other documents relating to (x) pending or threatened litigation or investigations if, in the opinion of counsel, the disclosure of such information would or might jeopardize any privilege relating to the matters being discussed, or (y) confidential supervisory information if, in the opinion of counsel, disclosure is prohibited by applicable laws, rules or regulations. The Company will endeavor to make appropriate and reasonable substitute disclosure arrangements, consistent with law, in the case of circumstances where the restrictions in clause (x) apply.

(c) The Company and Purchaser will not, and will cause their respective representatives not to, use any information and documents obtained in the course of the consideration of the consummation of the transactions contemplated by this Agreement, including any information obtained pursuant to this Section 5.3, for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and will hold such information and documents subject to and in accordance with the provisions of the confidentiality agreement, November 15, 2019, among the Company, FNBM, BOW Purchaser and Purchaser Bank (the “Confidentiality Agreement”).

(d) From and after the date hereof, representatives of Purchaser and the Company shall meet on a regular basis to discuss and plan for the conversion of the Company’s and its Subsidiaries’ data processing and related electronic informational systems to those used by Purchaser and its Subsidiaries with the goal of conducting such conversion as soon as practicable following the consummation of the Bank Mergers.

(e) The information regarding the Company and its Subsidiaries to be supplied by the Company for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied, or to be supplied, by the Company for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by this Agreement shall be accurate in all material respects.

(f) The information regarding Purchaser and its Subsidiaries to be supplied by Purchaser for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement (except for such portions thereof supplied by the Company or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The information supplied, or to be supplied, by Purchaser for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by this Agreement shall be accurate in all material respects. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

5.4 Applications; Consents.

(a) The Company and Purchaser shall, upon request, furnish each other with all information concerning themselves and their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement-Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of the Company and Purchaser or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof, all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. Purchaser shall use its reasonable best efforts to file all applications, notices, and/or waiver requests required by the Federal Reserve or the Tennessee Department of Financial Institutions in connection with the transactions contemplated by this Agreement within forty five (45) days after the date of this Agreement. Purchaser and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Purchaser and the Company, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a). In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each of the Company and Purchaser agrees that it will consult with the other party with respect to the obtaining of all consents, approvals, waivers, and authorizations of Governmental Entities and other third parties necessary or advisable to consummate the transactions contemplated by this Agreement, and each party shall keep the other party reasonably apprised of the status of material matters relating to the consummation of such transactions.

(b) As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective Subsidiaries to, use its reasonable best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement.

(c) Purchaser and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that such consent or approval will not be obtained or that the receipt of any such required consent or approval will be materially delayed.

5.5 Anti-Takeover Provisions. The Company and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt Purchaser, this Agreement, the Plan of Bank Merger, the Merger and the Bank Mergers from any provisions of an anti-takeover nature in the Company’s or its Subsidiaries’ charter and bylaws, or similar organizational documents, and the provisions of any federal or state anti-takeover laws.

5.6 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use reasonable best efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the BOW Merger Agreement as expeditiously as reasonably possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals. Notwithstanding anything in this Agreement or the BOW Merger Agreement to the contrary, nothing in this Agreement or the BOW Merger Agreement shall require the Purchaser or its Affiliates to agree to, and without the prior consent of Purchaser the Company and its Subsidiaries shall not agree to, in connection with obtaining any actions or non-actions, extensions, waivers, consents or approvals of any Governmental Entity any non-standard condition or requirement that would have or would reasonably be expected to have a material adverse effect to the business, financial condition or results of operations of the Surviving Corporation and its Subsidiaries, measured on a scale relative to the Company and its Subsidiaries, taken as a whole (such condition or requirement, a “Burdensome Condition”); provided that, for the avoidance of doubt, any condition or requirement imposed by a Government Entity which is customarily imposed in published orders or approvals for transactions such as those contemplated by this Agreement shall not be deemed to be a Burdensome Condition.

5.7 Publicity. The initial press release announcing this Agreement shall be a joint press release. Thereafter, the Company and Purchaser shall consult with each other and obtain the advance approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed) before issuing any press releases or, to the extent practical, otherwise making public statements (including any written communications to shareholders) with respect to the Merger and any other transaction contemplated hereby; provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure (i) that its counsel deems necessary to satisfy such party’s disclosure obligations imposed by law, (ii) at the request of a Governmental Entity or (iii) that is substantially similar to communications previously approved pursuant to this Section 5.7.

5.8 Company Shareholder Meeting.

(a) The Company shall submit to its shareholders for approval this Agreement and any other matters required to be approved or adopted by Company’s shareholders to carry out the intentions of this Agreement. In furtherance of that obligation, the Company will take, in accordance with applicable law and its charter and bylaws, all action necessary to call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholder Meeting”) as promptly as reasonably practicable after the Registration Statement becomes effective under the Securities Act to consider and vote on approval of this Agreement. Subject to Section 5.8(b), the Company shall, (i) through its Board of Directors, recommend to its shareholders the approval of this Agreement, (ii) include such recommendation in the Proxy Statement-Prospectus and (iii) use reasonable best efforts to obtain from its shareholders a vote approving this Agreement.

(b) Notwithstanding anything in this Agreement to the contrary, at any time before the Company Shareholder Meeting, the Company’s Board of Directors may, if it concludes in good faith (after consultation with its outside legal advisors) that the failure to do so would be inconsistent with its fiduciary duties under applicable law, withdraw or modify or change in a manner adverse to Purchaser its recommendation that the shareholders of the Company approve this Agreement (a “Change of Recommendation”) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended); provided that before any such Change of Recommendation, the Company shall have complied in all material respects with Section 5.1, given Purchaser at least three (3) Business Days’ prior written notice advising it of the intention of the Company’s Board of Directors to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action and, if the decision relates to an Acquisition Proposal, given Purchaser the material terms and conditions of the Acquisition Proposal, including the identity of the Person making any such Acquisition Proposal and any written materials received by the Company or any of its Subsidiaries in connection therewith; and provided, further, that if the decision relates to an Acquisition Proposal: (i) the Company shall have given Purchaser three (3) Business Days after delivery of such notice to Purchaser to propose revisions to the terms of this Agreement (or make another proposal) and if Purchaser proposes to revise the terms of this Agreement (or make another proposal), throughout such period the Company shall have negotiated in good faith with Purchaser with respect to such proposed revisions or other proposal; and (ii) the Company’s Board of Directors shall have determined in good faith, after consultation with the Company’s outside legal counsel and financial advisors and after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Purchaser, if any, that such Acquisition Proposal constitutes a Superior Proposal. If the Company’s Board of Directors does not make the determination that such Acquisition Proposal constitutes a Superior Proposal and thereafter determines to withdraw, modify or change its recommendation that the shareholders of the Company approve this Agreement in connection with a new Acquisition Proposal, the procedures referred to above shall apply anew and shall also apply to any subsequent withdrawal, modification or change. In the event of any material revisions to the Acquisition Proposal, the Company shall be required to deliver a new written notice to Purchaser and to again comply with the requirements of this Section 5.8(b) with respect to such new written notice, except that the three (3) Business Day period referred to above shall be reduced to two (2) Business Days. In addition to the foregoing, the Company shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.

5.9 Registration of Purchaser Common Stock.

(a) Within forty-five (45) days following the date hereof, Purchaser shall prepare and file the Registration Statement with the SEC. The Registration Statement shall contain proxy materials relating to the matters to be submitted to the Company shareholders at the Company Shareholder Meeting and shall also constitute the prospectus relating to the shares of Purchaser Common Stock to be issued in the Merger and the BOW Merger (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement-Prospectus”). The Company will furnish to Purchaser the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with Purchaser and approve the form of, and any characterizations of such information included in, the Registration Statement before its being filed with the SEC. Each of Purchaser and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as needed to consummate the Merger and the BOW Merger, and the other transactions contemplated hereby and by the BOW Merger Agreement. The Company will use its reasonable best efforts to cause the Proxy Statement-Prospectus to be mailed to its shareholders as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Purchaser will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of Purchaser Common Stock issuable in connection with the Merger and the BOW Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement-Prospectus or the Registration Statement. If, at any time before the Effective Time, any information relating to Purchaser or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Purchaser or the Company that should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement-Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by Purchaser or the Company, as applicable, with the SEC and disseminated by the Company to its shareholders.

(b) Purchaser shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and the BOW Merger and each of the Company and Purchaser shall furnish all information concerning it and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(c) Before the Effective Time, Purchaser shall notify or file an application with the NASDAQ with respect to the additional shares of Purchaser Common Stock to be issued by Purchaser in the Merger and the BOW Merger.

5.10 Notification of Certain Matters. Each party shall give prompt notice to the other of: (i) any event or written notice of, or other written communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries after the date of this Agreement and before the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of such party and its Subsidiaries taken as a whole to which such party or any of its Subsidiaries is a party or is subject; (ii) any event, condition, change or occurrence which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VI or a condition in Article VI of the BOW Merger Agreement, and (iii) any event, condition, change or occurrence that individually or in the aggregate has, or that, so far as reasonably can be foreseen at the time of its occurrence, would reasonably be expected to have a Material Adverse Effect. Each of the Company and Purchaser shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement or the BOW Merger Agreement.

5.11 Employee Benefit Matters.

(a) For one (1) year following the Effective Time, Purchaser shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of all Persons who are employees of the Company and its Subsidiaries immediately before the Effective Time and whose employment is not terminated before the Effective Time (a “Continuing Employee”), for so long as such Continuing Employee remains employed by Purchaser or one of its Subsidiaries during such one-year period, that, in the aggregate, are substantially comparable to the employee benefit and compensation opportunities that are generally made available to similarly-situated employees of Purchaser or its Subsidiaries.

(b) At the sole discretion of Purchaser, Purchaser may maintain the Company’s or its Subsidiaries’ health and welfare plans through the end of the calendar year in which the Effective Time occurs. Notwithstanding the foregoing, if Purchaser determines to terminate one or more of the Company’s or its Subsidiaries’ health and/or other welfare plans, then, at the request of Purchaser, made at least thirty (30) days before the Effective Time, the Company or its Subsidiaries shall adopt resolutions, to the extent required, providing that the Company’s applicable health and welfare plans will be terminated effective immediately before the Effective Time (or such later date as requested by Purchaser in writing or as may be required to comply with any applicable advance notice or other requirements contained in such plans or provided for by law) and shall arrange for termination of all corresponding insurance policies, service agreements and related arrangements effective on the same date to the extent not prohibited by the terms of the arrangements or applicable law. Notwithstanding the foregoing, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Company’s or its Subsidiaries’ health and welfare plans before the time the

Continuing Employees or their dependents, as applicable, become eligible to participate in the health and welfare plans, programs and benefits common to similarly-situated employees of Purchaser and its Subsidiaries and their dependents and, consequently, no Continuing Employee shall experience a gap in coverage. Purchaser shall use commercially reasonable efforts to ensure that Continuing Employees who become covered under health and welfare plans, programs and benefits of Purchaser or any of its Subsidiaries shall (i) receive credit for any co-payments and deductibles paid under the Company’s and its Subsidiaries’ health and welfare plans for the plan year in which coverage commences under Purchaser’s health and welfare plans and (ii) shall not be subject to any pre-existing conditions under any such plans or arrangements, except in the case of clause (ii) to the extent that Continuing Employees would be subject to the same under the Company’s or its Subsidiaries’ health and welfare plans immediately prior to the Effective Time. Company employees and employees of the Company’s Subsidiaries who are not Continuing Employees and their qualified beneficiaries will have the right to continued coverage under group health plans of Purchaser in accordance with COBRA.

(c) Purchaser shall cause each Purchaser Benefit Plan in which Continuing Employees are eligible to participate to take into account for purposes of eligibility, vesting, and paid time off accrual (but not any other benefit accrual) under the Purchaser Benefit Plans the service of the Continuing Employees with the Company and its Subsidiaries to the same extent as such service was credited for such purpose by the Company and its Subsidiaries; provided, however, that such service shall not be recognized: (i) to the extent that such recognition would result in a duplication of benefits under any Purchaser Benefit Plans, (ii) if similarly situated employees of Purchaser and its Subsidiaries do not receive credit for service under the applicable Purchaser Benefit Plan or (iii) with respect to any Purchaser Benefit Plan that is grandfathered or frozen, either with respect to level of benefits or participation. On the Closing Date, the Company shall pay or cause it Subsidiaries to pay (A) to each employee of the Company or any of its Subsidiaries all of such employees’ vacation time that is accrued and unused as of immediately prior to the Closing and (B) to the employees of FNBM or any Subsidiary thereof all sick time that is accrued and unused by such employees as of immediately prior to the Closing to the extent that such sick time would be required to be paid to such employees upon termination of employment under the terms of the FNBM Employee Handbook as in effect on the date hereof. The value of the accrued and unused paid time off of each employee of the Company or any of its Subsidiaries as of January 1, 2020 is set forth in Section 5.11(c) of the Company’s Disclosure Letter and the Company shall update the information set forth in Section 5.11(c) of the Company’s Disclosure Letter as of a date that is not less than three (3) Business Days prior to the Closing Date and deliver such updated information to Purchaser no later than the last Business Day prior to the Closing Date. The Company shall, or shall cause FNBM and BOW to, promptly, and in any event within ten (10) Business Days following the date hereof, communicate to employees of FNBM and BOW and their respective Subsidiaries that (x) their sick time credited pursuant to the FNBM Employee Handbook and the BOW Employee Handbook, as applicable, will be eliminated at the Closing and therefore may only be used, if at all, prior to the Closing and (y) there shall be no payment in respect of such eliminated sick time, other than with respect to the sick time accrued by employees of FNBM or a Subsidiary thereof required to be paid pursuant to clause (B) of this Section 5.11(c). This Agreement shall not be construed to limit the ability of Purchaser to terminate the employment of any employee of the Company or its Subsidiaries or to review any employee benefit plan or program from time to time and to make such changes (including terminating any such plan or program) as Purchaser deems appropriate.

(d) If requested in writing by Purchaser no later than thirty (30) days before Closing, the Company will also take all necessary steps to terminate the Company 401(k) Plan immediately before the Effective Time, subject to the occurrence of the Effective Time, and if further requested, shall prepare and submit a request to the IRS for a favorable determination letter on termination. If Purchaser requests that the Company apply for a favorable determination letter, then before the Effective Time, the Company shall take all such actions as are reasonably necessary (determined in consultation with Purchaser) to submit the application for favorable determination letter in advance of the Effective Time, and following the Effective Time, Purchaser shall use commercially reasonable efforts in good faith to obtain such favorable determination letter as promptly as possible (including, but not limited to, making such changes to the Company 401(k) Plan as may be required by the IRS as a condition to its issuance of a favorable determination letter). Before the Effective Time, the Company, and following the Effective Time, Purchaser, will adopt such amendments to the Company 401(k) Plan and resolutions required to effect the provisions of this Section 5.11(d) (which, in the case of any amendments or resolutions of the Company, shall be provided to Purchaser at least three (3) Business Days prior to adoption for Purchaser’s review). If Purchaser requests the Company to submit an application to the IRS for a determination letter, the Company 401(k) Plan participants who are terminated at or after the Closing, but before the receipt of the IRS determination letter, may elect to receive a distribution from the Company 401(k) Plan upon termination of their employment. Purchaser shall take any and all actions as may be required to permit Continuing Employees to roll over their account balances, including notes in respect of outstanding plan loans, in the Company’s 401(k) Plan into Purchaser’s 401(k) Plan as of the Effective Time.

(e) During the twelve (12)-month period immediately following the Effective Time, Purchaser will, or will cause the Purchaser Bank to, cover Continuing Employees under Purchaser’s Severance Plan, as in effect on the date of this Agreement, on the following terms: (i) severance benefits will be calculated taking into account the number of years or service of each Continuing Employee with the Company and its Subsidiaries prior to the Effective Time and with Purchaser and Purchaser Bank thereafter, (ii) in lieu of the severance benefit formula set forth in the Severance Plan, the benefit formula set forth in Section 5.11(e) of Purchaser’s Disclosure Letter will apply, (iii) the second to last sentence of Section IV.a of the Purchaser’s Severance Plan shall not apply, and (iv) all other terms and conditions as set forth in the Purchaser’s Severance Plan, as in effect on the date of this Agreement, will apply.

(f) Without limiting the generality of Section 8.8, the provisions of this Section 5.11 are solely for the benefit of the parties to this Agreement, and no current or former employee, director or service provider shall be regarded for any purpose as a third-party beneficiary to this Agreement. The terms of this Agreement shall not be deemed to (i) establish, amend or modify any Company Benefit Plan, Purchaser Benefit Plan or any employee benefit plan, program, agreement or arrangement maintained or sponsored by the Company, the Purchaser or any of their Affiliates, (ii) alter or limit the ability of Purchaser and its Subsidiaries to amend, modify or terminate any compensation or benefit plan, program or agreement after the Effective Time or (iii) confer on any current or former employee, director or service provider any right to employment or continued employment or service with the Company, Purchaser or any of their Affiliates.

5.12 Indemnification.

(a) From and after the Effective Time, Purchaser and the Surviving Corporation shall indemnify and hold harmless, and advance expenses to, in each case, subject to the limitations of this Section 5.12(a), each of the current and former directors, officers and employees of the Company or any of its Subsidiaries (each, an “Indemnified Party”), and any person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including attorneys’ fees and expenses), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or before the Effective Time, whether asserted or claimed before, at or after the Effective Time, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer or employee of the Company or any of its Subsidiaries or any of their respective predecessors or was before the Effective Time serving at the request of any such party as a director, officer, employee, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity or (ii) any matters arising in connection with the transactions contemplated by this Agreement, to the fullest extent such Person would have been entitled to be indemnified or would have had the right to advancement of expenses pursuant to the charter and bylaws or similar organizational documents of the Company or its Subsidiaries as in effect on the date of this Agreement and as permitted by applicable law, and Purchaser and the Surviving Corporation shall also advance expenses as incurred by such Indemnified Party to the fullest extent permitted under applicable law, provided, however, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Person is not entitled to indemnification.

(b) Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any action, suit, proceeding or investigation described above, shall promptly notify Purchaser thereof. Any failure to so notify shall not affect the obligations of Purchaser under Section 5.12(a) unless and to the extent that Purchaser is actually and materially prejudiced as a result of such failure.

(c) For a period of six (6) years following the Effective Time, Purchaser shall maintain in effect the Company’s and its Subsidiaries’ current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s and its Subsidiaries’ directors’ and officers’ liability insurance policy or policies with respect to claims against such Persons arising from facts or events occurring at or before the Effective Time (provided that Purchaser may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less favorable in any material respect to the insured); provided, however, that in no event shall Purchaser be required to expend in the aggregate pursuant to this Section 5.12(c) more than 200% of the annual premium currently paid by the Company and its Subsidiaries for such insurance (the “Premium Cap”) and, if Purchaser is unable to maintain such policy as a result of this proviso, Purchaser shall obtain as much comparable insurance as is available at a premium equal to the Premium Cap; provided, further, that Purchaser may (i) request that the Company and its Subsidiaries obtain an extended reporting period endorsement under the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance policy or policies or (ii) substitute therefor “tail” policies the material terms of which, including coverage and amount, are no less favorable in any material respect to the insured than the Company’s and its Subsidiaries’ existing insurance policies as of the date hereof if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(d) If Purchaser or any of its successors or assigns (i) consolidates with or merges into any other Person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) liquidates, dissolves, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that such successor and assign of Purchaser and its successors and assigns assume the obligations set forth in this Section 5.12.

(e) The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

(f) Any indemnification payments made pursuant to this Section 5.12 are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. 1828(k)) and the regulations promulgated thereunder by the Federal Deposit Insurance Corporation (12 C.F.R. Part 359).

5.13 Shareholder Litigation. Purchaser shall have the option to participate in, but not control, at Purchaser’s own expense, the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement (“Shareholder Litigation”). No settlement in respect of any such Shareholder Litigation shall be agreed to by the Company without Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.14 Director Appointment. Before the Closing Date, each of Purchaser and Purchaser Bank shall take all required action to appoint the Designated Director (as hereinafter defined) to serve as a director of Purchaser and Purchaser Bank effective as of the Effective Time. “Designated Director” shall mean one (1) member of the current board of directors of the Company, FNBM or BOW, selected by the Company in consultation with Purchaser, and subject to the bylaws and the requirements of the nominating and governance committee of Purchaser and Purchaser Bank, respectively, and the requirements regarding service as a member of the board of directors of Purchaser and Purchaser Bank, as applicable. Provided the Designated Director continues to satisfy the requirements for service as a member of the board of directors of Purchaser and Purchaser Bank, as applicable, each of Purchaser and Purchaser Bank shall take all required action to nominate the Designated Directors for reelection to the board of directors of Purchaser and Purchaser Bank at or in connection with the first annual meeting of the shareholders of the Surviving Corporation following the Effective Time.

5.15 Appraisal of Fixed Assets.5.16

(a) The Company shall retain an independent valuation firm, reasonably acceptable to Purchaser, to appraise, on the basis of reasonable assumptions and employing reasonable methodology, the value of the fixed assets of FNBM set forth on the Company’s Disclosure Letter, which shall include all of the real property of FNBM or a Subsidiary of FNBM (the “FNBM Fixed Assets”) and shall deliver a report by such valuation firm to Purchaser, within forty five (45) calendar days from the date hereof, setting forth such valuation firm’s calculation of the value of the FNBM Fixed Assets (the value of the FNBM Fixed Assets, so calculated, the “FNBM Fixed Asset Value” ) together with the assumptions and methodology employed to make such appraisal.

(b) The Company shall cause BOW to retain an independent valuation firm, reasonably acceptable to Purchaser, to appraise, on the basis of reasonable assumptions and employing reasonable methodology, the value of certain fixed assets of BOW (the “BOW Fixed Assets”) in accordance with the terms and conditions of the BOW Merger Agreement, and shall cause BOW to deliver a report to the Purchaser, within forty five (45) calendar days from the date hereof, setting forth such valuation firm’s calculation of the value of the BOW Fixed Assets (the value of the BOW Fixed Assets, so calculated, the “BOW Fixed Asset Value”) together with the assumptions and methodology employed to make such appraisal.

ARTICLE VI

CONDITIONS TO CONSUMMATION

6.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a) Shareholder Approval. This Agreement shall have been approved by the requisite vote of the Company’s shareholders in accordance with applicable laws and regulations.

(b) Regulatory Approvals. All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement, including the Merger and the Bank Mergers, shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired or been terminated.

(c) No Injunctions or Restraints; Illegality. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger or the Bank Mergers and no Governmental Entity shall have instituted any proceeding to enjoin or prohibit the consummation of the Merger or the Bank Mergers. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger or the Bank Mergers.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement and not withdrawn.

(e) Stock Listing. Purchaser shall have filed with the NASDAQ a notification form or application, as applicable, for the listing of all shares of Purchaser Common Stock to be delivered as Stock Consideration, and the NASDAQ shall not have objected to the listing of such shares of Purchaser Common Stock.

(f) Tax Opinions. Purchaser and the Company shall have received written opinions of Wachtell, Lipton, Rosen & Katz and Butler Snow LLP, respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to Purchaser and the Company, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions, which are consistent with the state of facts existing at the Effective Time, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the IRC for federal income tax purposes. Such opinions may be based on, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of Purchaser, the Company and others.

(g) BOW Merger. Each of the conditions set forth in Article VI of the BOW Merger Agreement, other than Section 6.1(g) thereto, shall have been satisfied or waived, in each case in accordance with the terms of the BOW Merger Agreement.

6.2 Conditions to the Obligations of Purchaser. The obligations of Purchaser to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Purchaser:

(a) The Company’s Representations and Warranties. Subject to the standard set forth in Section 3.1, each of the representations and warranties of the Company contained in Section 3.2 of this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of the Company’s Obligations. The Company shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement at or before the Effective Time.

(c) Officers’ Certificate. Purchaser shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of the Company to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Company.

(e) Burdensome Condition. None of the approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall contain a Burdensome Condition.

6.3 Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by the Company:

(a) Purchaser’s Representations and Warranties. Subject to the standard set forth in Section 3.1, each of the representations and warranties of Purchaser contained in Section 3.3 of this Agreement shall be true and correct at and as of date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of Purchaser’s Obligations. Purchaser shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement at or before the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of Purchaser to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Purchaser.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement shall automatically terminate if the BOW Merger Agreement is terminated in accordance with its terms prior to the completion of the BOW Merger. In addition, this Agreement may be terminated, and the Merger abandoned, at any time before the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, either before or after any requisite shareholder approval:

(a) by the mutual written consent of Purchaser and the Company; or

(b) by either Purchaser or the Company, in the event of the failure of the Company’s shareholders to approve this Agreement at the Company Shareholder Meeting (“Requisite Shareholder Approval”); provided, however, that the Company shall only be entitled to terminate this Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8 (subject to Section 5.8(b));

(c) by either Purchaser or the Company, if either (i) any approval, consent or waiver of a Governmental Entity required for the Merger or the Bank Mergers shall have been denied and such denial has become final and non-appealable or (ii) any court or other Governmental Entity of competent jurisdiction shall have issued a final, unappealable order permanently enjoining or otherwise prohibiting consummation of the Merger or the Bank Mergers, unless the failure to obtain such required approval, consent or waiver shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or in the BOW Merger Agreement, as applicable;

(d) by either Purchaser or the Company, if the Merger is not consummated by September 30, 2020 (the “Outside Date”); provided, that, if on the Outside Date either of the conditions set forth in Section 6.1(b) or Section 6.1(c) shall not have been satisfied, then the Outside Date shall be automatically extended to December 31, 2020 (and in the case of such extension, any reference to the Outside Date in any other provision of this Agreement shall be a reference to the Outside Date, as extended); in each case, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(e) by either Purchaser or the Company (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Sections 6.2(a) and (b) or Sections 6.3(a) and (b), as the case may be, and such breach or untrue representation or warranty has not been or cannot be cured within the earlier of the Outside Date and thirty (30) days following written notice to the party committing such breach or making such untrue representation or warranty;

(f) by Purchaser, if prior to the approval of this Agreement by the Company’s shareholders (i) the Company shall have breached its obligations under Section 5.1 or Section 5.8 in any material respect or (ii) if the Board of Directors of the Company does not publicly recommend in the Proxy Statement-Prospectus that shareholders approve this Agreement or if the Board of Directors effects a Change of Recommendation;

(g) by the Company, at any time during the five-day period commencing with the Determination Date, if both (i) the number obtained by dividing (A) (x) 2,969,418 multiplied by the Determination Day Average Closing Price plus (y) 21,570,701 by (B) the Minimum Merger Consideration (the “Parent Ratio”) shall be less than 0.85, and (ii) (1) the Parent Ratio is less than (2) the number obtained by dividing the Determination Date Index Price by the Initial Index Price (the “Index Ratio”) and subtracting 0.15 from the Index Ratio; provided, however, that the Company must elect to terminate this Agreement under this Section 7.1(g) by written notice (a “Termination Notice”) given to Purchaser within two (2) Business Days after the Determination Date and that the Company’s right of termination shall be subject to the right of Purchaser provided for below to increase the Cash Consideration and/or the Stock Consideration. During the five (5) Business Day period immediately following the day on which Purchaser receives a Termination Notice (the “Election Period”), Purchaser shall have the right and option, in its sole discretion, to increase the Cash Consideration and/or the Stock Consideration such that, as a result of such adjustment, the sum of (i) the Cash Consideration and (ii) (x) the Stock Consideration multiplied by (y) the Average Closing Price, calculated assuming the Determination Date is the Closing Date, shall be no less than the Minimum Merger Consideration (as defined below); provided that the right of

Purchaser to so increase the Cash Consideration shall be subject to the requirement that no such increase in the Cash Consideration can result in the Merger failing to qualify as a “reorganization” under the provisions of Section 368(a) of the IRC. If Purchaser elects to increase the Cash Consideration and/or the Stock Consideration within such five (5) Business Day period, Purchaser shall give written notice of such election (the “Fill Notice”) to the Company during the Election Period, which Fill Notice shall specify the amount of any such increase, whereupon no termination of this Agreement shall occur, or be deemed to have occurred, pursuant to this Section 7.1(g) and this Agreement shall remain in full force and effect in accordance with its terms (with the Cash Consideration and/or the Stock Consideration adjusted in accordance with this Section 7.1(g) as set forth in the Fill Notice). If Purchaser does not elect to increase the Cash Consideration and/or the Stock Consideration within such five (5) Business Day period, then the Company may terminate this Agreement at any time after the end of the Election Period. For purposes of this section, the term “Minimum Merger Consideration” means $69,526,801.70. For purposes of this Section 7.1(g):

(A) “Determination Date” shall mean the fifth (5th) day before the Closing Date; provided that if shares of the Purchaser Common Stock are not actually traded on the NASDAQ on such day, the Determination Date shall be the day immediately preceding the fifth (5th) day before the Closing Date on which shares of Purchaser Common Stock actually trade on the NASDAQ.

(B) “Determination Day Average Closing Price” means the volume-weighted average closing price of Purchaser Common Stock as reported on the NASDAQ for the ten (10) consecutive full trading days ending on and including the trading day prior to the Determination Date.

(C) “Determination Date Index Price” shall mean the average of the closing prices of the NASDAQ Bank Index during the ten (10) consecutive full trading days ending on and including the trading day prior to the Determination Date, as reported by Bloomberg LP (symbol: CBNK:IND).

(D) “Initial Index Price” shall mean the closing price of the NASDAQ Bank Index on the last trading day immediately preceding the date of the first public announcement of this Agreement, as reported by Bloomberg LP (symbol: CBNK:IND).

7.2 Termination Fee.

(a) If Purchaser terminates this Agreement pursuant to Section 7.1(f), the Company shall make payment to Purchaser of a termination fee of $2,800,000 (the “Termination Fee”).

(b) If (i) this Agreement is terminated (A) by either party pursuant to Section 7.1(b), or (B) by either party pursuant to Section 7.1(d) without the Requisite Shareholder Approval having been obtained or (C) by Purchaser pursuant to Section 7.1(e), (ii) before the Company Shareholder Meeting (in the case of termination pursuant to Section 7.1(b)) or the date of termination of this Agreement (in the case of termination pursuant to Section 7.1(d) and Section 7.1(e)), an Acquisition Proposal has been publicly announced, disclosed or communicated and not withdrawn and (iii) within twelve (12) months of such termination the Company shall consummate or enter into any definitive agreement with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as set forth in clause (ii) of this Section 7.2(b)), then the Company shall make payment to Purchaser of the Termination Fee.

(c) The fees payable pursuant to Section 7.2(a) shall be made by wire transfer of immediately available funds within two (2) Business Days following termination. Any fee payable pursuant to Section 7.2(b) shall be made by wire transfer of immediately available funds within two (2) Business Days after notice of demand for payment. The Company and Purchaser acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Purchaser would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 7.2, and, in order to obtain such payment, Purchaser commences a suit which results in a judgment against the Company for such termination fee or any portion thereof, the Company shall pay the costs and expenses of Purchaser (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if the Company fails to pay the amounts payable pursuant to this Section 7.2, then the Company shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid. The amount payable by the Company pursuant to Section 7.2(a) or (b) constitutes liquidated damages and not a penalty and shall be the sole remedy of Purchaser, in the event of termination of this Agreement on the bases specified in such sections.

7.3 Effect of Termination. If this Agreement is terminated by either Purchaser or the Company as provided in Section 7.1, this Agreement shall forthwith become void and, subject to Section 7.2, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c), 7.2 and Article VIII, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement.

ARTICLE VIII

CERTAIN OTHER MATTERS

8.1 Interpretation. When a reference is made in this Agreement to Articles, Sections or Exhibits such reference shall be to an Article or Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender. As used in this Agreement, the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Mergers.

8.2 Survival. Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including Section 5.12 of this Agreement, shall survive the Effective Time. All representations and warranties in this Agreement and all other agreements and covenants herein shall be deemed to be conditions of this Agreement and shall not survive the Effective Time.

8.3 Waiver; Amendment. Before the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the shareholders of the Company, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of Company Common Stock or that would contravene any provision of the applicable state and federal laws, rules and regulations.

8.4 Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

8.5 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Tennessee, without regard to conflicts of laws principles.

8.6 Expenses. Except as otherwise expressly provided herein, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.7 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), by email, by registered or certified mail (return receipt requested) or by commercial overnight delivery service, or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Purchaser, to:

CapStar Financial Holdings, Inc.

1201 Demonbreun Street, Suite 700

Nashville, Tennessee 37203

Attention:         Timothy K. Schools

Email:               tkschools@capstarbank.com

With copies to:

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, NY 10019

Facsimile:         (212) 403-2000

Attention:         Matthew M. Guest

Email:               MMGuest@wlrk.com

If to the Company, to:

FCB Corporation

100 West High Street

Manchester, Tennessee 37355

Facsimile:         931-728-3595

Attention:         Gerald L. Ewell, Jr.

Email:               Geraldewell@lighttube.net

With copies to:

Butler Snow LLP

150 3rd Avenue South, Suite 1600

Nashville, TN 37201

Facsimile:         (615) 651-6701

Attention:         Adam G. Smith

Email:              adam.smith@butlersnow.com

8.8 Entire Agreement; etc. This Agreement (including the documents and the instruments referred to herein), together with the BOW Merger Agreement, the Company Voting Agreements, the BOW Voting Agreements, the Exhibits and Disclosure Letters hereto and thereto and the Confidentiality Agreement, represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersede any and all other oral or written agreements heretofore made. Except for Section 5.12, which confers rights on the parties described therein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.9 Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the prior written consent of the other party.

8.10 Severability. If any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

8.11 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

8.12 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.

8.13 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated by means of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature page immediately follows]

In Witness Whereof, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

CapStar Financial Holdings, Inc.

By:	/s/ Timothy K. Schools
Name: Timothy K. Schools
Title: President

[Signature Page to the Merger Agreement]

FCB Corporation

By:	/s/ Gerald L. Ewell, Jr.
Name: Gerald L. Ewell, Jr.
Title: President

[Signature Page to the Merger Agreement]

Exhibit A-1 Form of Company Director Voting Agreement

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”), dated as of January [●], 2020, is entered into by and among CapStar Financial Holdings, Inc., a Tennessee corporation (“Purchaser”), FCB Corporation, a Tennessee corporation (the “Company”), and the undersigned shareholder of the Company (the “Shareholder”). Each of Purchaser, the Company and the Shareholder may be referred to in this Agreement as a “Party” and collectively as the “Parties.”

WHEREAS, pursuant to the terms of the Agreement and Plan of Merger (as the same may be amended or supplemented, the “Merger Agreement”), dated as of the date hereof, by and between Purchaser and the Company, the Company will be merged with and into Purchaser, with Purchaser as the surviving corporation (the “Merger”);

WHEREAS, the Shareholder beneficially owns with power to vote the number of shares of common stock, $10.00 par value per share, of the Company (“Company Common Stock”) as set forth on Schedule A hereto (the “Existing Shares”); and

WHEREAS, as an inducement and a condition to Purchaser and the Company entering into the Merger Agreement, Purchaser and the Company have required that the Shareholder, solely in his or her capacity as a shareholder of the Company, enter into this Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Definitions. Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

2.

Voting Agreement. From the date hereof until the earlier of (a) the Closing Date and (b) the date of termination of the Merger Agreement in accordance with its terms (the “Support Period”), the Shareholder irrevocably and unconditionally hereby agrees that, at any meeting (whether annual or special and each adjourned or postponed meeting) of the Company’s shareholders, however called, or in connection with any written consent of the Company’s shareholders (the applicable record date for such shareholder meeting or consent, the “Determination Date”), the Shareholder shall (i) appear at such meeting or otherwise cause all of the Covered Shares which he or she owns as of the applicable Determination Date to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Covered Shares (A) in favor of approval of the Merger Agreement, (B) in favor of any proposal to adjourn or postpone such meeting of the Company’s shareholders to a later date if there are not sufficient votes to approve the Merger Agreement, (C) against any action or proposal in favor of an Acquisition Proposal, without regard to the terms of such Acquisition Proposal, and (D) against any action, proposal, transaction or agreement that would reasonably be likely to (1) result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Shareholder contained in this Agreement, or (2) prevent, materially impede or materially delay the Company’s or Purchaser’s ability to consummate the transactions contemplated by the Merger Agreement, including the Merger; provided that the foregoing applies solely to the Shareholder in his or her capacity as a shareholder or as a trustee or a limited general partner in any entity holding Covered Shares, and, to the extent the Shareholder serves as a member of the Board of Directors or as an officer of the Company, nothing in this Agreement shall limit or affect any actions or omissions taken by the Shareholder in the Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement or shall be construed to prohibit, limit or restrict the Shareholder from exercising the Shareholder’s fiduciary duties as a director or officer to the Company or its shareholders. For the avoidance of doubt, the foregoing commitments apply to any Covered Shares held by any trust, limited partnership or other entity holding Covered Shares for which the Shareholder serves as trustee, a partner, shareholder or in a similar capacity. To the extent the Shareholder does not control, by himself or herself, the determinations of any such entity holding Covered Shares, the Shareholder agrees to exercise all voting or other determination rights he or she has in such entity to carry out the intents and purposes of his or her support and voting obligations in this Section 2 and otherwise set forth in this Agreement. The Shareholder covenants and agrees that, except for this Agreement, he or she (x) has not entered into, and shall not enter into during the Support Period, any voting agreement or voting trust with respect to the Covered Shares and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Covered Shares except any proxy to carry out the intent of this Agreement.

3.

For the purposes of this Agreement, “Covered Shares” means, with respect to any applicable Determination Date, (x)(A) the sum of Existing Shares and New Shares as of the applicable Determinate Date divided by (B) Total Directors Shares multiplied by (y) Maximum Director Shares.

(i) “New Shares” means shares of Company Common Stock over which the Shareholder has acquired beneficial ownership with the power to vote after the date hereof (including any shares of Company Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Company Common Stock or warrants or the conversion of any convertible securities or otherwise).

(ii) “Maximum Director Shares” means (x) 39.99% multiplied by the number of outstanding shares of Company Common Stock as of the applicable Determination Date minus (y) Hickerson Covered Shares.

(iii) “Total Directors Shares” means the sum of all of the shares of Company Common Stock which the individuals listed on Schedule B beneficially own with power to vote as of the applicable Determination Date.

(iv) “Hickerson Covered Shares” means the Covered Shares (as such term is defined in the Hickerson Voting Agreement) of Chip Hickerson pursuant to that Voting and Support Agreement, dated as of the date hereof, by and among Purchaser, the Company and Chip Hickerson (the “Hickerson Voting Agreement”).

Promptly following the applicable Determination Date, the Shareholder and the Company shall deliver a written notice to Purchaser indicating the number of Covered Shares of the Shareholder as of such Determination Date, and such notice shall include reasonably detailed information to support the determination of such number of Covered Shares, including the total outstanding shares of Company Common Stock as of such date, the Maximum Director Shares, the Total Directors Shares and the Hickerson Covered Shares.

4.

GRANT OF IRREVOCABLE PROXY. IN THE EVENT, BUT ONLY IN THE EVENT, OF A FAILURE BY THE SHAREHOLDER TO ACT IN ACCORDANCE WITH THE SHAREHOLDER’S OBLIGATIONS AS TO VOTING PURSUANT TO SECTION 2 DURING THE SUPPORT PERIOD, THE SHAREHOLDER HEREBY IRREVOCABLY (DURING THE SUPPORT PERIOD) GRANTS TO AND APPOINTS PURCHASER AS THE SHAREHOLDER’S PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION), FOR AND IN THE NAME, PLACE AND STEAD OF THE SHAREHOLDER, TO REPRESENT, VOTE AND OTHERWISE ACT BY VOTING AT ANY MEETING OF THE COMPANY’S SHAREHOLDERS, HOWEVER CALLED, OR IN CONNECTION WITH ANY WRITTEN CONSENT OF THE COMPANY’S SHAREHOLDERS, WITH RESPECT TO THE COVERED SHARES REGARDING THE MATTERS REFERRED TO IN SECTION 2 DURING THE SUPPORT PERIOD, TO THE SAME EXTENT AND WITH THE SAME EFFECT AS THE SHAREHOLDER MIGHT OR COULD DO UNDER APPLICABLE LAW, RULES AND REGULATIONS. THE PROXY GRANTED PURSUANT TO THIS SECTION 4 IS COUPLED WITH AN INTEREST AND SHALL BE IRREVOCABLE DURING THE SUPPORT PERIOD. DURING THE SUPPORT PERIOD, THE SHAREHOLDER WILL TAKE SUCH FURTHER ACTION AND WILL EXECUTE SUCH OTHER INSTRUMENTS AS REASONABLY MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY. THE SHAREHOLDER HEREBY REVOKES ANY AND ALL PREVIOUS PROXIES OR POWERS OF ATTORNEY GRANTED WITH RESPECT TO ANY OF THE COVERED SHARES THAT MAY HAVE HERETOFORE BEEN APPOINTED OR GRANTED WITH RESPECT TO THE MATTERS REFERRED TO IN SECTION 2 AND THIS SECTION 4.

5.

Transfer Restrictions Prior to Merger. The Shareholder hereby agrees that he or she will not, during the Support Period, sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of, enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, lien, hypothecation or other disposition of (by merger, by operation of law or otherwise) or otherwise convey or dispose of, any of the Covered Shares, or any interest therein, including the right to vote any Covered Shares, as applicable (a “Transfer”), except with the prior consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); provided that the Shareholder may Transfer Covered Shares (a) for estate planning, tax planning or philanthropic purposes so long as the transferee, prior to the date of a Transfer, agrees in a signed writing reasonably acceptable to Purchaser to be bound by and comply with the provisions of this Agreement or (b) upon the death of the Shareholder.

6.

Non-Solicitation. Unless this Agreement shall have been terminated, the Shareholder shall not initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person other than Purchaser relating to, any Acquisition Proposal. The Shareholder will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Purchaser with respect to any Acquisition Proposal.

7.

No Exercise of Appraisal Rights. The Shareholder hereby waives and agrees not to exercise any appraisal rights or right to dissent in respect of the Covered Shares that may arise with respect to the Merger.

8.

Confidential Information. From and after the date of this Agreement, the Shareholder shall not disclose any confidential information of Purchaser or the Company obtained by the Shareholder while serving as a director of the Company, except as required by law or in accordance with a judicial or other governmental order or the Merger Agreement. For purposes of this Agreement, “confidential information” does not include (a) information that is or becomes generally available to the public other than as a result of an unauthorized disclosure by the Shareholder; (b) information that was in the Shareholder’s possession prior to serving as a director or information received by the Shareholder from another person without any limitations on disclosure, but only if the Shareholder had no reason to believe that the other person was prohibited from using or disclosing such information by a contractual or fiduciary obligation; or (c) information that was independently developed by the Shareholder without using any confidential information of Purchaser or the Company.

9.

Representations of the Shareholder. The Shareholder represents and warrants to Purchaser as follows: (a) the Shareholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform the Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by the Shareholder and, assuming due authorization, execution and delivery by Purchaser and the Company, constitutes a valid and legally binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the Enforceability Exceptions, and no other action is necessary to authorize the execution and delivery by the Shareholder of this Agreement or the performance of his or her obligations hereunder; (c) the execution and delivery of this Agreement by the Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate in any material respect any agreement or any Laws binding upon the Shareholder or the Existing Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity; and (d) as of the date hereof, the Shareholder beneficially owns (as such term is used in Rule 13d-3 of the Exchange Act) the Existing Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement, under applicable federal or state securities laws or pursuant to any written policies of the Company with respect to the trading of securities in connection with insider trading restrictions, applicable securities laws and similar considerations), except as would not have the effect of preventing or otherwise materially interfering with the Shareholder’s obligations under this Agreement.

10.

Effectiveness. This Agreement shall be effective and irrevocable upon signing and shall remain in effect until the earlier of (i) the Closing Date and (b) the date of termination of the Merger Agreement in accordance with its terms, at which time it shall automatically terminate. Upon the termination of this Agreement, no Party shall have any further obligations or liabilities hereunder, except that Sections 11 through 16 shall survive termination of this Agreement.

11.

Entire Agreement; Assignment. The recitals are incorporated as a part of this Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each Party; provided, however, that the rights under this Agreement are assignable by Purchaser to a majority-owned affiliate or any successor-in-interest of Purchaser, but no such assignment shall relieve Purchaser of its obligations hereunder.

12.

Remedies/Specific Enforcement. Each Party agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that Purchaser would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with its specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by the Shareholder of any covenant or obligation contained in this Agreement, in addition to any other remedy to which Purchaser may be entitled (including monetary damages), Purchaser shall be entitled to injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof. The Shareholder further agrees that neither Purchaser nor any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 12, and the Shareholder irrevocably waives any right he or she may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

13.

Governing Law; Jurisdiction and Venue. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal law of the State of Tennessee, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Tennessee or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Tennessee. Each Party irrevocably and unconditionally submits to the exclusive jurisdiction of the state courts of the State of Tennessee located in Nashville, Tennessee or the United States District Court for the Middle District of Tennessee, Nashville Division, in any action or proceeding arising out of or relating to this Agreement and each Party irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such courts. Each Party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each Party irrevocably and unconditionally waives, to the fullest extent permitted by applicable law: (a) any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement in any court referred to in this Section 13, and (b) the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

14.

Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance is unenforceable, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such unenforceable provision had never comprised a part of this Agreement, the remaining provisions of this Agreement shall remain in full force and effect, and the court construing this Agreement shall add, as a part of this Agreement, a provision as similar in terms and effect to such unenforceable provision as may be enforceable, in lieu of the unenforceable provision.

15.

Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (a) in the case of an amendment, by Purchaser, the Company and the Shareholder, and (b) in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

16.

Counterparts. The Parties may execute this Agreement in one or more counterparts, including by facsimile, e-mail delivery of a “.pdf” format data file, or other form of electronic signature. All the counterparts will be construed together and will constitute one Agreement.

[Signature pages follow]

SIGNED as of the date first set forth above:

CAPSTAR FINANCIAL HOLDINGS, INC.

By:
Name: Timothy K. Schools
Title: President

[Signature Page to FCB Voting and Support Agreement]

FCB CORPORATION

By:
Name: Title:

[Additional Signature on Next Page]

[Signature Page to FCB Voting and Support Agreement]

SHAREHOLDER:

[Signature Page to FCB Voting and Support Agreement]

Schedule A

Number of Existing Shares

Shareholder Name	Existing Shares

Schedule B

Company Directors

George Brown

Gerald Ewell, Jr.

Nancy Gilliam

Edith Hickerson Johnson

Don Jones

Jerrold Pedigo

Tim Spry

L.A. Teal

Exhibit A-2 Form of Company Shareholder Voting Agreement

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”), dated as of January [●], 2020, is entered into by and among CapStar Financial Holdings, Inc., a Tennessee corporation (“Purchaser”), FCB Corporation, a Tennessee corporation (the “Company”), and [●], a shareholder of the Company (the “Shareholder”). Each of Purchaser, the Company and the Shareholder may be referred to in this Agreement as a “Party” and collectively as the “Parties.”

WHEREAS, pursuant to the terms of the Agreement and Plan of Merger (as the same may be amended or supplemented, the “Merger Agreement”), dated as of the date hereof, by and between Purchaser and the Company, the Company will be merged with and into Purchaser, with Purchaser as the surviving corporation (the “Merger”);

WHEREAS, the Shareholder beneficially owns with power to vote [●] shares (the “Existing Shares”) of common stock, $10.00 par value per share, of the Company (“Company Common Stock”); and

WHEREAS, as an inducement and a condition to Purchaser and the Company entering into the Merger Agreement, Purchaser and the Company have required that the Shareholder, solely in his or her capacity as a shareholder of the Company, enter into this Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Definitions. Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

2.

Voting Agreement. From the date hereof until the earlier of (a) the Closing Date and (b) the date of termination of the Merger Agreement in accordance with its terms (the “Support Period”), the Shareholder irrevocably and unconditionally hereby agrees that, at any meeting (whether annual or special and each adjourned or postponed meeting) of the Company’s shareholders, however called, or in connection with any written consent of the Company’s shareholders (the applicable record date for such shareholder meeting or consent, the “Determination Date”), the Shareholder shall (i) appear at such meeting or otherwise cause all of the Covered Shares which he or she owns as of the applicable Determination Date to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Covered Shares (A) in favor of approval of the Merger Agreement, (B) in favor of any proposal to adjourn or postpone such meeting of the Company’s shareholders to a later date if there are not sufficient votes to approve the Merger Agreement, (C) against any action or proposal in favor of an Acquisition Proposal, without regard to the terms of such Acquisition Proposal, and (D) against any action, proposal, transaction or agreement that would reasonably be likely to (1) result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Shareholder contained in this Agreement, or (2) prevent, materially impede or materially delay the Company’s or Purchaser’s ability to consummate the transactions contemplated by the Merger Agreement, including the Merger; provided that the foregoing applies solely to the Shareholder in his or her capacity as a shareholder or as a trustee or a limited general partner in any entity holding Covered Shares, and, to the extent the Shareholder serves as a member of the Board of Directors or as an officer of the Company, nothing in this Agreement shall limit or affect any actions or omissions taken by the Shareholder in the Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement or shall be construed to prohibit, limit or restrict the Shareholder from exercising the Shareholder’s fiduciary duties as a director or officer to the Company or its shareholders. For the avoidance of doubt, the foregoing commitments apply to any Covered Shares held by any trust, limited partnership or other entity holding Covered Shares for which the Shareholder serves as trustee, a partner, shareholder or in a similar capacity. To the extent the Shareholder does not control, by himself or herself, the determinations of any such entity holding Covered Shares, the Shareholder agrees to exercise all voting or other determination rights he or she has in such entity to carry out the intents and purposes of his or her support and voting obligations in this Section 2 and otherwise set forth in this Agreement. The Shareholder covenants and agrees that, except for this Agreement, he or she (x) has not entered into, and shall not enter into during the Support Period, any voting agreement or voting trust with respect to the Covered Shares and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Covered Shares except any proxy to carry out the intent of this Agreement.

For the purposes of this Agreement, (i) “Covered Shares” means, with respect to any applicable Determination Date, the sum of Existing Shares and New Shares as of the applicable Determinate Date, and (ii) “New Shares” means shares of Company Common Stock over which the Shareholder has acquired beneficial ownership with the power to vote after the date hereof (including any shares of Company Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Company Common Stock or warrants or the conversion of any convertible securities or otherwise).

3.

GRANT OF IRREVOCABLE PROXY. IN THE EVENT, BUT ONLY IN THE EVENT, OF A FAILURE BY THE SHAREHOLDER TO ACT IN ACCORDANCE WITH THE SHAREHOLDER’S OBLIGATIONS AS TO VOTING PURSUANT TO SECTION 2 DURING THE SUPPORT PERIOD, THE SHAREHOLDER HEREBY IRREVOCABLY (DURING THE SUPPORT PERIOD) GRANTS TO AND APPOINTS PURCHASER AS THE SHAREHOLDER’S PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION), FOR AND IN THE NAME, PLACE AND STEAD OF THE SHAREHOLDER, TO REPRESENT, VOTE AND OTHERWISE ACT BY VOTING AT ANY MEETING OF THE COMPANY’S SHAREHOLDERS, HOWEVER CALLED, OR IN CONNECTION WITH ANY WRITTEN CONSENT OF THE COMPANY’S SHAREHOLDERS, WITH RESPECT

TO THE COVERED SHARES REGARDING THE MATTERS REFERRED TO IN SECTION 2 DURING THE SUPPORT PERIOD, TO THE SAME EXTENT AND WITH THE SAME EFFECT AS THE SHAREHOLDER MIGHT OR COULD DO UNDER APPLICABLE LAW, RULES AND REGULATIONS. THE PROXY GRANTED PURSUANT TO THIS SECTION 3 IS COUPLED WITH AN INTEREST AND SHALL BE IRREVOCABLE DURING THE SUPPORT PERIOD. DURING THE SUPPORT PERIOD, THE SHAREHOLDER WILL TAKE SUCH FURTHER ACTION AND WILL EXECUTE SUCH OTHER INSTRUMENTS AS REASONABLY MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY. THE SHAREHOLDER HEREBY REVOKES ANY AND ALL PREVIOUS PROXIES OR POWERS OF ATTORNEY GRANTED WITH RESPECT TO ANY OF THE COVERED SHARES THAT MAY HAVE HERETOFORE BEEN APPOINTED OR GRANTED WITH RESPECT TO THE MATTERS REFERRED TO IN SECTION 2 AND THIS SECTION 3.

4.

Transfer Restrictions Prior to Merger. The Shareholder hereby agrees that he or she will not, during the Support Period, sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of, enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, lien, hypothecation or other disposition of (by merger, by operation of law or otherwise) or otherwise convey or dispose of, any of the Covered Shares, or any interest therein, including the right to vote any Covered Shares, as applicable (a “Transfer”), except with the prior consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); provided that the Shareholder may Transfer Covered Shares (a) for estate planning, tax planning or philanthropic purposes so long as the transferee, prior to the date of a Transfer, agrees in a signed writing reasonably acceptable to Purchaser to be bound by and comply with the provisions of this Agreement or (b) upon the death of the Shareholder.

5.

Non-Solicitation. Unless this Agreement shall have been terminated, the Shareholder shall not initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person other than Purchaser relating to, any Acquisition Proposal. The Shareholder will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Purchaser with respect to any Acquisition Proposal.

6.

No Exercise of Appraisal Rights. The Shareholder hereby waives and agrees not to exercise any appraisal rights or right to dissent in respect of the Covered Shares that may arise with respect to the Merger.

7.

Confidential Information. From and after the date of this Agreement, the Shareholder shall not disclose any confidential information of Purchaser or the Company obtained by the Shareholder while serving as a director of the Company, except as required by law or in accordance with a judicial or other governmental order or the Merger Agreement. For purposes of this Agreement, “confidential information” does not include (a) information that is or becomes generally available to the public other than as a result of an unauthorized disclosure by the Shareholder; (b) information that was in the Shareholder’s possession prior to serving as a director or information received by the Shareholder from another person without any limitations on disclosure, but only if the Shareholder had no reason to believe that the other person was prohibited from using or disclosing such information by a contractual or fiduciary obligation; or (c) information that was independently developed by the Shareholder without using any confidential information of Purchaser or the Company.

8.

Representations of the Shareholder. The Shareholder represents and warrants to Purchaser as follows: (a) the Shareholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform the Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by the Shareholder and, assuming due authorization, execution and delivery by Purchaser and the Company, constitutes a valid and legally binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the Enforceability Exceptions, and no other action is necessary to authorize the execution and delivery by the Shareholder of this Agreement or the performance of his or her obligations hereunder; (c) the execution and delivery of this Agreement by the Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate in any material respect any agreement or any Laws binding upon the Shareholder or the Existing Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity; and (d) as of the date hereof, the Shareholder beneficially owns (as such term is used in Rule 13d-3 of the Exchange Act) the Existing Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement, under applicable federal or state securities laws or pursuant to any written policies of the Company with respect to the trading of securities in connection with insider trading restrictions, applicable securities laws and similar considerations), except as would not have the effect of preventing or otherwise materially interfering with the Shareholder’s obligations under this Agreement.

9.

Effectiveness. This Agreement shall be effective and irrevocable upon signing and shall remain in effect until the earlier of (i) the Closing Date and (b) the date of termination of the Merger Agreement in accordance with its terms, at which time it shall automatically terminate. Upon the termination of this Agreement, no Party shall have any further obligations or liabilities hereunder, except that Sections 10 through 15 shall survive termination of this Agreement.

10.

Entire Agreement; Assignment. The recitals are incorporated as a part of this Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each Party; provided, however, that the rights under this Agreement are assignable by Purchaser to a majority-owned affiliate or any successor-in-interest of Purchaser, but no such assignment shall relieve Purchaser of its obligations hereunder.

11.

Remedies/Specific Enforcement. Each Party agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that Purchaser would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with its specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by the Shareholder of any covenant or obligation contained in this Agreement, in addition to any other remedy to which Purchaser may be entitled (including monetary damages), Purchaser shall be entitled to injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof. The Shareholder further agrees that neither Purchaser nor any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11, and the Shareholder irrevocably waives any right he or she may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

12.

Governing Law; Jurisdiction and Venue. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal law of the State of Tennessee, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Tennessee or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Tennessee. Each Party irrevocably and unconditionally submits to the exclusive jurisdiction of the state courts of the State of Tennessee located in Nashville, Tennessee or the United States District Court for the Middle District of Tennessee, Nashville Division, in any action or proceeding arising out of or relating to this Agreement and each Party irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such courts. Each Party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each Party irrevocably and unconditionally waives, to the fullest extent permitted by applicable law: (a) any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement in any court referred to in this Section 12, and (b) the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

13.

Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance is unenforceable, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such unenforceable provision had never comprised a part of this Agreement, the remaining provisions of this Agreement shall remain in full force and effect, and the court construing this Agreement shall add, as a part of this Agreement, a provision as similar in terms and effect to such unenforceable provision as may be enforceable, in lieu of the unenforceable provision.

14.

Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (a) in the case of an amendment, by Purchaser, the Company and the Shareholder, and (b) in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

15.

Counterparts. The Parties may execute this Agreement in one or more counterparts, including by facsimile, e-mail delivery of a “.pdf” format data file, or other form of electronic signature. All the counterparts will be construed together and will constitute one Agreement.

[Signature pages follow]

SIGNED as of the date first set forth above:

CAPSTAR FINANCIAL HOLDINGS, INC.

By:
Name: Timothy K. Schools
Title: President

[Signature Page to Voting and Support Agreement]

FCB CORPORATION

By:
Name:
Title:

[Additional Signature on Next Page]

[Signature Page to Voting and Support Agreement]

SHAREHOLDER:

[Signature Page to Voting and Support Agreement]

EXHIBIT B

FORM OF PLAN OF BANK MERGER

This Plan of Bank Merger (this “Agreement”), dated as of January [●], 2020, is made by and between CapStar Bank, a state bank chartered under the laws of the State of Tennessee (“Purchaser Bank”), and The First National Bank of Manchester, a national banking association (“FNBM”).

RECITALS

WHEREAS, all of the issued and outstanding capital stock of Purchaser Bank is owned as of the date hereof directly by CapStar Financial Holdings, Inc., a Tennessee corporation (“Purchaser”);

WHEREAS, all of the issued and outstanding capital stock of FNBM is owned as of the date hereof directly by FCB Corporation, a Tennessee corporation (the “Company”);

WHEREAS, Purchaser and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (as amended and/or supplemented from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, the Company will merge with and into Purchaser, with Purchaser surviving such merger (the “HoldCo Merger”);

WHEREAS, contingent upon the HoldCo Merger, on the terms and subject to the conditions contained in this Agreement, the parties to this Agreement intend to effect the merger of FNBM with and into Purchaser Bank, with Purchaser Bank surviving such merger (the “Bank Merger”); and

WHEREAS, the board of directors of Purchaser Bank and the board of directors of FNBM deem the Bank Merger advisable and in the best interests of their respective shareholders, and have authorized and approved the execution and delivery of this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

ARTICLE I

BANK MERGER

Section 1.1 The Bank Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), FNBM shall be merged with and into Purchaser Bank in accordance with the provisions of the Tennessee Banking Act (Tenn. Code Ann. § 45-1-101 et seq.) and 12 U.S.C. 1828(c). At the Effective Time, the separate existence of FNBM shall cease, and Purchaser Bank, as the surviving entity (the “Surviving Bank”), shall continue unaffected and unimpaired by the Bank Merger. All assets of FNBM as they exist at the Effective Time of the Bank Merger shall pass to and vest in the Surviving Bank without any conveyance or other transfer. The Surviving Bank shall be responsible for all of the liabilities of every kind and description of each of the merging banks existing as of the Effective Time of the Bank Merger. Immediately following the Effective Time, the Surviving Bank shall continue to operate the main office and each of the branches of FNBM existing as of the Effective Time (the main office and branches of FNBM as of the date of this Agreement being as set forth on Schedule A hereto) as branches of the Surviving Bank at the officially designated address of each such office or branch and shall continue to operate the main office and each of the branches of Purchaser Bank (as the Surviving Bank) existing at the Effective Time (the main office and branches of Purchaser Bank as of the date of this Agreement being as set forth on Schedule A hereto). The name of the Surviving Bank will be “CapStar Bank”.

Section 1.2 Closing. The closing of the Bank Merger will take place as soon as practicable following the HoldCo Merger or at such other time and date as specified by the parties hereto, but in no case prior to the date on which all of the conditions precedent to the consummation of the Bank Merger specified in this Agreement shall have been satisfied or duly waived by the party entitled to satisfaction thereof, at such place as is agreed by the parties hereto.

Section 1.3 Effective Time. Subject to applicable law, the Bank Merger shall become effective as of the date and time specified in the articles of merger filed with the Secretary of State of the State of Tennessee to effect the Bank Merger (such date and time being herein referred to as the “Effective Time”).

Section 1.4 Charter and By-laws. The charter and by-laws of Purchaser Bank in effect immediately prior to the Effective Time shall be the charter and the by-laws of the Surviving Bank, in each case until amended in accordance with applicable law and the terms thereof.

Section 1.5 Board of Directors and Officers. At the Effective Time, the board of directors of the Surviving Bank shall consist of the members of the board of directors of Purchaser Bank as of immediately prior to the Bank Merger as well as the Designated Director (as defined in the Merger Agreement) appointed to the board of directors of Purchaser Bank effective as of the effective time of the HoldCo Merger in accordance with Section 5.14 of the Merger Agreement (the names and residence addresses of the members of the board of directors of Purchaser Bank as of the date of this Agreement being as set forth on Schedule B hereto). The officers of the Surviving Bank shall consist of the officers of Purchaser Bank as of immediately prior to the Bank Merger (the names and residence addresses of the executive officers of Purchaser Bank as of the date of this Agreement being as set forth on Schedule B hereto).

ARTICLE II

CONSIDERATION

Section 2.1 Effect on FNBM Capital Stock. By virtue of the Bank Merger and without any action on the part of the holder of any capital stock of FNBM, at the Effective Time, all shares of FNBM capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.

Section 2.2 Effect on Purchaser Bank Capital Stock. Each share of Purchaser Bank capital stock issued and outstanding immediately prior to the Effective Time shall, at and immediately after the Effective Time, remain issued and outstanding and unaffected by the Bank Merger.

Section 2.3 Surviving Bank Capital Stock. The authorized capital stock of the Surviving Bank will be comprised of 25,000,000 shares of common stock, par value $1.00 per share.

Section 2.4 No Preferred Stock. No preferred stock will be issued in connection with, or as a result of, the transactions contemplated by this Agreement.

ARTICLE III

COVENANTS

Section 3.1 Additional Actions. During the period from the date of this Agreement and continuing until the Effective Time, subject to the provisions of the Merger Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

ARTICLE IV

CONDITIONS PRECEDENT

Section 4.1 The Bank Merger and the respective obligations of each party hereto to consummate the Bank Merger are subject to the fulfillment or written waiver of each of the following conditions prior to the Effective Time:

(a) All approvals, consents or waivers of any Governmental Entity (as defined in the Merger Agreement) required for the consummation of the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired or been terminated.

(b) The HoldCo Merger shall have been consummated in accordance with the terms of the Merger Agreement.

(c) No jurisdiction or Governmental Entity (as defined in the Merger Agreement) shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Bank Merger.

(d) This Agreement shall have been approved by the sole shareholder of each of Purchaser Bank and FNBM and by the Commissioner of the Tennessee Department of Financial Institutions.

ARTICLE V

TERMINATION AND AMENDMENT

Section 5.1 Termination. This Agreement may be terminated at any time prior to the Effective Time by an instrument executed by each of the parties hereto. This Agreement will terminate automatically upon the termination of the Merger Agreement.

Section 5.2 Amendment. This Agreement may be amended by an instrument in writing signed on behalf of each of the parties hereto.

ARTICLE VI

GENERAL PROVISIONS

Section 6.1 Nonsurvival of Agreements. None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

Section 6.2 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), by email, by registered or certified mail (return receipt requested) or by commercial overnight delivery service, or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Purchaser Bank, to:

CapStar Bank

1201 Demonbreun Street, Suite 700

Nashville, Tennessee 37203

Attention:         Timothy K. Schools

Email:               tkschools@capstarbank.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, NY 10019

Facsimile:         (212) 403-2000

Attention:         Matthew M. Guest

Email:               MMGuest@wlrk.com

If to FNBM, to:

The First National Bank of Manchester

100 West High Street

Manchester, Tennessee 37355

Attention:         Tim Spry

Email:               Tim.Spry@fnbmwm.com

With a copy (which shall not constitute notice) to:

Butler Snow LLP

150 3rd Avenue South, Suite 1600

Nashville, Tennessee 37201

Facsimile:         (615) 651-6701

Attention:         Adam G. Smith

Email:               adam.smith@butlersnow.com

Section 6.3 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to sections of this Agreement unless otherwise specified. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 6.4 Counterparts. This Agreement may be executed in counterparts (including by facsimile, e-mail delivery of a “.pdf” format data file, or other electronic means), all of which shall be considered one (1) and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

Section 6.5 Entire Agreement. This Agreement (including any exhibits thereto and the documents and the instruments referred to in this Agreement) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Merger Agreement.

Section 6.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Tennessee applicable to agreements made and to be performed wholly within such state, except to the extent that the federal laws of the United States shall be applicable hereto.

Section 6.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder may be assigned by any of the parties hereto and any attempted assignment in contravention of this Section 6.7 shall be null and void.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers as of the day and year first above written.

CAPSTAR BANK

By:
Name: Robert B. Anderson
Title: Chief Financial Officer and Chief
Administrative Officer

[Signature Page to Plan of Bank Merger]

THE FIRST NATIONAL BANK OF MANCHESTER

By:
Name:
Title:

[Signature Page to Plan of Bank Merger]